2016
Notice of Annual
Meeting of Stockholders
and Proxy Statement



13320-A Ballantyne Corporate Place
Charlotte, NC 28277
Telephone: (980) 474-3700
Facsimile: (980) 474-3729



April 12, 2016

Fellow Stockholders:

On behalf of the Board of Directors, we invite you to attend the SPX Corporation 2016 Annual Meeting of Stockholders on May 24, 2016, at 8:00 a.m. (Eastern Time), at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

Transformative Spin-Off of SPX FLOW, Inc.

This will be SPX Corporation's first Annual Meeting following the Spin-Off of SPX FLOW, Inc. The Spin-Off was a transformative event in the life of the Company and was intended to optimize management's focus on the Company's diverse collection of high-quality businesses, with the objective of driving greater long-term performance and value creation for stockholders.

New Members of Executive Officer Team and Board of Directors

The Spin-Off became effective on September 26, 2015, at which time the current executive officers and new directors of SPX assumed their new roles. Simultaneously, the former SPX executive officers transitioned to positions with FLOW, and, with the exception of one retirement, the former SPX directors resigned to become directors of FLOW. The new group of SPX executive officers and directors have brought focus to the changes needed to execute on the "new" SPX corporate strategy and have already made significant adjustments to SPX's executive compensation programs to further align to stockholder interests. On September 28, 2015, the stock of SPX Corporation began trading under the new ticker symbol "SPXC."

Transitioning the Company to Enable Earnings Growth

We expect the next few years to be a period of meaningful change at SPX as we implement our new strategy. SPX today is a diversified, global supplier of a wide array of highly engineered infrastructure products focused in the heating, ventilation, and air conditioning (HVAC); detection and measurement; and power industries. Across most of our businesses we have strong competitive positions, well-known and high-quality brands, and strong margin profiles.

In early September, we presented our new business profile to the investment community. As part of our presentation, we laid out a plan to deliver value creation for stockholders over the next three years by growing our high return businesses in our HVAC and Detection and Measurement segments, expanding margins in our transformer business, and lowering costs and improving productivity in our power generation businesses.

Meeting Attendance and Voting

All SPX stockholders of record at the close of business on March 29, 2016, are welcome to attend the Annual Meeting. Whether or not you plan to attend, it is important that your shares are represented at the Annual Meeting. **To ensure that you will be represented, we ask you to vote by telephone, mail, or over the internet as soon as possible.**

For stockholders planning to attend this year's meeting, we and the other members of your Board of Directors look forward to personally greeting you. On behalf of the Board of Directors and our leadership team, we would like to express our appreciation for your continued interest in the business of SPX.

Sincerely,

Patrick O'Leary
Chairman of the Board of Directors

Gene Lowe
President and Chief Executive Officer



SPX CORPORATION
13320-A Ballantyne Corporate Place
Charlotte, North Carolina 28277

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Tuesday, May 24, 2016

8:00 a.m., Eastern Time

SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277

Agenda

The principal business of the Annual Meeting will be to:

1. Elect the nominees named in our proxy statement to serve as directors –

- Two directors whose terms will expire in 2017,

- One director whose term will expire in 2018, and

- Three directors whose terms will expire in 2019;

2. Approve our named executive officers' compensation, on a non-binding advisory basis;

3. Re-approve our Executive Annual Bonus Plan;

4. Ratify our Audit Committee's appointment of our independent registered public accounting firm for 2016; and

5. Transact any other business properly brought before the meeting or any adjournment thereof.

Record Date

March 29, 2016

You may vote at the Annual Meeting in person or by proxy if you were a stockholder of record at the close of business on March 29, 2016. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

Proxy Materials

This year, we are again electronically disseminating Annual Meeting materials to some of our stockholders, as permitted under the "Notice and Access" rules approved by the Securities and Exchange Commission. Stockholders for whom Notice and Access applies will receive a Notice of Internet Availability of Proxy Materials containing instructions on how to access Annual Meeting materials via the internet. The Notice also provides instructions on how to obtain paper copies if preferred.

By Order of the Board of Directors,

John W. Nurkin
Vice President, Secretary and General Counsel

*Approximate Date of Mailing of Proxy Materials or
Notice of Internet Availability:*
April 12, 2016



SPX CORPORATION

Proxy Statement
Annual Meeting of Stockholders

The Annual Meeting of our stockholders will be held at 8:00 a.m., Eastern Time, on Tuesday, May 24, 2016, at the SPX Building, 13320 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

We are furnishing this Proxy Statement to our stockholders in connection with the solicitation of proxies by our Board of Directors for the 2016 Annual Meeting of Stockholders on that date, and any adjournment or postponement of the meeting.

Our 2015 Annual Report on Form 10-K, without exhibits, accompanies this Proxy Statement. You may obtain a copy of the exhibits described in the Form 10-K for a fee upon request. Please contact Paul Clegg, Vice President, Finance and Investor Relations, SPX Corporation, 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277.

> **Important Notice Regarding the Availability of Proxy Materials for the 2016 Annual Meeting of Stockholders:**
>
> **The Notice of Annual Meeting, Proxy Statement, and our 2015 Annual Report to Stockholders are available electronically at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders).**

TABLE OF CONTENTS

MEETING AND VOTING HIGHLIGHTS

This summary highlights information about SPX Corporation ("Company," "SPX," "we," "our," or "us"), vote recommendations of the SPX Board of Directors ("Board"), and certain information contained elsewhere in this proxy statement ("Proxy Statement") for SPX's 2016 Annual Meeting of Stockholders (the "Annual Meeting" or the "meeting"). This summary does not contain all of the information that you should consider in voting your shares. You should read the entire Proxy Statement and 2015 Annual Report on Form 10-K carefully before voting.

As you read this Proxy Statement, keep in mind that 2015 was a unique year for SPX. In 2015, we completed the transformative spin-off of our Flow business (the "Spin-Off") into a newly-formed, independent, publicly-owned company called SPX FLOW, Inc. ("FLOW"). The Spin-Off became effective on September 26, 2015, at which time the current executive officers and new directors of SPX assumed their new roles. Simultaneously, the former SPX executive officers transitioned to positions with FLOW, and, with the exception of one retirement, the former SPX directors resigned to become directors of FLOW. Although SPX and FLOW are now separate companies and the former SPX executive officers and directors no longer hold positions with SPX, rules and regulations of the Securities and Exchange Commission (the "SEC") and/or the New York Stock Exchange (the "NYSE") require that we provide certain information (including compensation information) regarding these former executive officers and directors for the period of time prior to the Spin-Off. We have endeavored to clearly indicate for you throughout this Proxy Statement what information relates to pre-Spin-Off SPX and where we have changed our approach.

Annual Meeting

Time and Date: 8:00 a.m., Eastern Time, Tuesday, May 24, 2016

Place: SPX Building
13320 Ballantyne Corporate Place
Charlotte, North Carolina 28277

Record Date: March 29, 2016

Purpose of Meeting and Board Recommendations

Proposals	Board Vote Recommendation	Votes Required for Approval	Page Reference
Proposal 1: Election of Directors	FOR each nominee	Majority of votes cast	14
Proposal 2: Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis ("Say on Pay")	FOR	Majority of votes cast	49
Proposal 3: Re-approval of Executive Bonus Plan	FOR	Majority of shares present or represented by proxy and entitled to vote	52
Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	Majority of shares present or represented by proxy and entitled to vote	55

The Board strongly encourages you to exercise your right to vote on these matters. Your vote is important.

Who May Vote

Holders of common stock of SPX whose shares are recorded directly in their names in our stock register ("stockholders of record") at the close of business on March 29, 2016, may vote their shares on the matters to be acted upon at the meeting. Stockholders who hold shares of our common stock in "street name," that is, through an account with a broker, bank, trustee or other holder of record, as of such date may direct the holder of record how to vote their shares at the meeting by following the instructions that they receive from the holder of record.

A list of stockholders entitled to vote at the meeting will be available for examination at our principal executive offices located at 13320-A Ballantyne Corporate Place, Charlotte, North Carolina 28277, for a period of at least 10 days prior to the Annual Meeting and during the meeting. The stock register will not be closed between the record date and the date of the meeting.

How to Vote

	How to Vote	Stockholders of Record*	Street Name Holders†
MOBILE DEVICE	Scan the QR Code to vote using your mobile device:		Refer to voting instruction form
INTERNET	Visit the applicable voting website:	www.envisionreports.com/ SPXC	www.proxyvote.com
TELEPHONE	Within the United States, U.S. Territories, and Canada, on touch-tone telephone, call toll free:	1-800-652-VOTE (8683)	Refer to voting instruction form
MAIL	Complete, sign, and mail your proxy card or voting instruction form in the self-addressed envelope provided.		
MEETING	For instructions on attending the Annual Meeting in person, please see below and page 56.		

* You hold shares registered in your name with SPX's transfer agent, Computershare, or you are an Employee Benefit Plan Participant.

† You hold shares held through a broker, bank, trustee or other holder of record.

To allow sufficient time for voting, your voting instructions must be received by 11:59 p.m. Eastern Time on May 23, 2016, if you are not voting in person at the meeting.

Admission to Meeting

If you are a stockholder of record, you will need to bring with you to the meeting either the Notice of Internet Availability of Proxy Materials or any proxy card that is sent to you. Otherwise, you will be admitted only upon other verification of record ownership at the admission counter.

If you own shares held in street name, bring with you to the meeting either the Notice of Internet Availability of Proxy Materials or any voting instruction form that is sent to you, or your most recent brokerage statement or a letter from your bank, broker, or other holder of record indicating that you beneficially owned shares of our common stock on March 29, 2016. We can use that to verify your beneficial ownership of common stock and admit you to the meeting. **If you intend to vote at the meeting, you also will need to bring to the meeting a legal proxy from your bank, broker, or other holder of record that authorizes you to vote the shares that the holder of record holds for you in its name.**

Additionally, all persons will need to bring a valid government-issued photo ID to gain admission to the meeting.

Additional Information

More detailed information about the Annual Meeting and voting can be found in "Questions and Answers" beginning on page 56.

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CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

As part of its ongoing commitment to good corporate governance, the Board has codified its corporate governance practices into a set of Corporate Governance Guidelines. These guidelines assist the Board in the exercise of its responsibilities and may be amended by the Board from time to time. Our Corporate Governance Guidelines comply with the applicable requirements of the listing standards of the NYSE and are available on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance".

CODE OF BUSINESS CONDUCT

We have adopted a Code of Business Conduct that applies to all our directors, officers, and employees, including our CEO and senior financial and accounting officers. Our Code of Business Conduct requires each director, officer, and employee to avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the best interest of our company and our stockholders. In addition, our Code of Business Conduct acknowledges special ethical obligations for financial reporting. The Code of Business Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the NYSE and the requirement of a "Code of Ethics" as defined in the rules of the SEC. We maintain a current copy of our Code of Business Conduct, and will promptly post any amendments to or waivers of our Code of Business Conduct regarding our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance—Commitment to Compliance".

DIRECTOR INDEPENDENCE

Our Corporate Governance Guidelines require that a substantial majority of the Board meet the independence requirements of the listing standards of the NYSE. Our Board reviews, at least annually, whether each of our directors is independent. The Board has adopted categorical Independence Standards to help guide it in this process. Our Independence Standards are available on our website (www.spx.com), under the heading "Investor Relations—Corporate Governance". Members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee must meet all applicable independence tests of the NYSE and SEC. Based on its most recent annual review, the Board has concluded that Mr. O'Leary, Mr. Puckett, Mr. Roberts, Dr. Shaw, and Ms. Utley are independent, as defined in our Independence Standards and the listing standards of the NYSE. The Board has concluded that Mr. Lowe and Mr. Kearney are not independent as defined in our Independence Standards and the listing standards of the NYSE.

The non-employee members of the Board meet regularly in executive session without management. In addition, the non-employee members of the Board meet in executive session with the CEO and such other management as the Board deems appropriate on a regular basis.

CHARITABLE CONTRIBUTIONS

It is the policy of the Board that no officer or director shall solicit contributions for charities from other officers or directors or directly from SPX if the director or officer soliciting the contributions personally controls the charity. In addition, no officer or director shall solicit contributions from other officers or directors for charities controlled by SPX.

From time to time, SPX may make contributions to charitable organizations for which a member of our Board or one of our executive officers serves as a director or officer. In the past three fiscal years, however, the amount of any of these contributions in any single fiscal year has not exceeded the greater of (a) $1 million or (b) 2% of the charitable organization's consolidated gross revenues.

RISK OVERSIGHT

The Board exercises risk oversight at SPX. Committees take the lead in discrete areas of risk oversight when appropriate. For example, the Audit Committee is primarily responsible for risk oversight relating to financial statements, the Compensation Committee is primarily responsible for risk oversight relating to executive compensation, and the Nominating and Governance Committee is primarily responsible for risk oversight relating to corporate governance. Committees report to the Board on risk management matters.

Management presents to the Board its view of the top risks facing SPX in a dedicated "enterprise risk management" presentation at least once a year. Matters such as risk tolerance and management of risk are also discussed at this meeting. In addition, risk is explicitly addressed in a wide range of Board discussions, including those relating to segment or business unit activities, specific corporate functions (such as treasury, intellectual property, tax, capital allocation, legal, etc.), cybersecurity, and consideration of extraordinary transactions. As part of these discussions, our directors ask questions, offer insights, and challenge management to continually improve its risk assessment and management. The Board has full access to management, as well as the ability to engage advisors in order to assist in its risk oversight role.

We conduct an annual in-depth review of the risks associated with our incentive-based agreements and practices. In 2015, we again determined that the risks were appropriate.

See "Risk Analysis," on page 34, for further discussion.

COMMUNICATIONS WITH DIRECTORS

Interested parties may communicate with any of our non-employee directors by writing to the director in care of our Corporate Secretary at our address shown on the cover of this Proxy Statement. In accordance with the policy adopted by our non-employee directors, our Corporate Secretary will promptly relay to the addressee all communications that he determines require prompt attention by a non-employee director and will regularly provide the non-employee directors with a summary of all substantive communications.

BOARD QUALIFICATIONS AND DIVERSITY

The Nominating and Governance Committee selects individuals as director nominees based on their business and professional accomplishments, integrity, demonstrated ability to make independent analytical inquiries, ability to understand our business, absence of conflicts of interest, and willingness to devote the necessary time to Board duties. Neither the Board nor the Nominating and Governance Committee has set minimum requirements with respect to age, education, or years of business experience or set specific required skill sets for directors, but each does require each director to have a proven record of success and leadership. The Nominating and Governance Committee seeks to structure the Board such that it consists of a diverse group of individuals, each with a unique combination of skills, experience, and background. The Nominating and Governance Committee has no set diversity policy or targets, but places what it believes to be appropriate emphasis on certain skills, experience, or background that it determines adds or would add value to our Board. Knowledge of our industry and strategic perspective, as well as financial expertise and experience on other boards, are examples of attributes that our Board and the Nominating and Governance Committee consider to be key. The Nominating and Governance Committee also considers effective interaction among Board members and between the Board and management to be crucial factors in considering individuals for nomination.

We believe that each director should bring a wealth of experience, talent, and diverse perspective that, individually and in the aggregate, adds value to our Company. As our Corporate Governance Guidelines state, our Nominating and Governance Committee, and ultimately our Board, selects individuals as director nominees based on the totality of their business and professional accomplishments, integrity, demonstrated ability to make independent analytical inquiries, ability to understand our business, absence of conflicts of interest, and willingness to devote the necessary time to Board duties. For a better understanding of the qualifications of each of our directors, we encourage you to read their biographies, beginning on page 14 of this Proxy Statement, as well as other publicly available documents discussing their careers and experiences.

DIRECTOR NOMINEES

The Nominating and Governance Committee is responsible for proposing director nominees and will consider director nominee recommendations offered by stockholders in accordance with our by-laws.

At such times as the Board and the Nominating and Governance Committee determine there is a need to add or replace a director, the Nominating and Governance Committee identifies director candidates through references from its members, other directors, management, or outside search firms, if appropriate.

In considering individuals for nomination, the Nominating and Governance Committee consults with our Chairman and our President and CEO. A director's qualifications in meeting the criteria discussed above under "Board Qualifications and Diversity" are considered at least each time the director is re-nominated for Board membership. The Nominating and Governance Committee applies the same process and standards to the evaluation of each potential director nominee, regardless of whether he or she is recommended by one or more stockholders or is identified by some other method.

Once the Nominating and Governance Committee identifies a director candidate, directors and members of management interview the candidate. Following that process, the Nominating and Governance Committee and the Board determine whether to nominate the candidate for election at an annual meeting of stockholders or, if applicable, to appoint the candidate as a director. Any such nomination or appointment is subject to acceptance by the candidate. Our by-laws require that any director appointed to the Board other than at an annual meeting of stockholders be submitted for election by our stockholders at the next annual meeting.

At this Annual Meeting you will be asked to elect six directors, five of whom are non-employee directors appointed to fill vacancies created in connection with the Spin-Off. In accordance with the above described process, the Nominating and Governance Committee identified director candidates through references from directors, management, and an outside search firm. Mr. O'Leary was identified through references from management; Mr. Puckett was identified through a reference from a then non-employee director; Mr. Roberts was identified through a reference from our then Chairman, President and CEO; Dr. Shaw was identified through a reference from our then Chairman, President and CEO; and Ms. Utley was identified through an outside search firm.

If you wish to recommend a nominee for director for the 2017 Annual Meeting, our Corporate Secretary must receive your written nomination on or before January 24, 2017. You should submit your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement. As detailed in our by-laws, for a nomination to be properly brought before an annual meeting, your notice of nomination must include: (1) your name and address, as well as the name and address of any beneficial owner of the shares, and the name and address of the nominee; (2) the class and number of shares of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (4) a statement that you are a record holder of SPX shares entitled to vote at the meeting and that you plan to appear in person or by proxy at the meeting to make the nomination; (5) a description of all arrangements or understandings between you and any other persons pursuant to which you are making the nomination; (6) any other information regarding you, any beneficial owner, or the nominee that the rules of the SEC require to be included in a proxy statement; (7) the nominee's agreement to serve as a director if elected; and (8) a statement as to whether each nominee, if elected, intends to tender, promptly following his or her election or re-election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

DIRECTOR ELECTION

In uncontested elections, we elect directors by majority vote. Under this majority vote standard, each director must be elected by a majority of the votes cast with respect to that director, meaning that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. In a contested election, directors are elected by a plurality of the votes represented in person or by proxy at the meeting. An election is contested if the number of nominees exceeds the number of directors to be elected. Whether or not an election is contested is determined ten days in advance of the date we file our definitive proxy statement with the SEC. This year's election is uncontested. Accordingly, the majority vote standard will apply.

If a nominee already serving as a director is not elected at an annual meeting, Delaware (SPX's State of organization) law provides that the director will continue to serve on the Board as a "holdover director" until his or her successor is elected. Our Nominating and Governance Committee, however, has established procedures requiring directors to tender to the Board advance resignations. As set forth in our Corporate Governance Guidelines, the Board will nominate for election or re-election as a director only candidates who agree to tender, promptly following each annual meeting of stockholders at which they are elected or re-elected as a director, irrevocable resignations that will be effective only if (1) the director fails to receive a sufficient number of votes for re-election at the next annual meeting of stockholders at which he or she faces re-election and (2) the Board accepts the resignation. In addition, the Board will fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this provision.

In the event a resignation is triggered as a result of a director not receiving a majority vote, the Nominating and Governance Committee will consider the resignation and make a recommendation to the Board on whether to accept or reject it, or whether other action should be taken. The Board will consider the Committee's recommendation and publicly disclose its decision and the rationale behind it in a Current Report on Form 8-K filed with the SEC within 90 days from the date of the certification of the election results. At the 2015 Annual Meeting, each director standing for election received a majority of the votes cast for his or her election.

ATTENDANCE AT ANNUAL MEETING

It is our policy to invite all members of our Board to attend our Annual Meeting. While their attendance is not required, each of our directors serving at the time of our last Annual Meeting attended that meeting. We anticipate all our directors will attend the 2016 Annual Meeting.

INDEPENDENT COMPENSATION CONSULTANT

The Compensation Committee has retained Pearl Meyer as its sole independent compensation consultant. Pearl Meyer does not provide any services to our Company other than advice to and services for the Compensation Committee relating to compensation of all executives and the Nominating and Governance Committee relating to compensation of our non-employee directors. The independent compensation consultant may provide other consulting services to SPX, with approval from the Compensation Committee or Nominating and Governance Committee. The Compensation Committee reviews services provided by its independent compensation consultant on at least an annual basis.

The independent compensation consultant:

- Assesses data relating to executive pay levels and structure;

- Works with management on recommendations on compensation amounts and structure for all executive officers and directors other than the President and CEO;

- Presents to the Compensation Committee recommendations on compensation amounts and structure for the President and CEO;

- Presents to the Nominating and Governance Committee recommendations on compensation amounts and structure for the non-employee directors;

- Reviews and comments on management's recommendations relating to executive officer compensation;

- Recommends the list of peer companies against which we benchmark our executive officer and director compensation for approval by the Compensation Committee;

- Reviews proxy statement disclosures; and

- Advises the relevant committee on regulatory, best practice, and other developments in the area of executive and director compensation.

The Compensation Committee has directed the independent compensation consultant to collaborate with management, including our human resources function, to obtain data, clarify information, and review preliminary recommendations prior to the time they are shared with the relevant committee.

The Compensation Committee has considered the independence of Pearl Meyer in light of SEC rules and NYSE listing standards. The Compensation Committee requested and received a letter from Pearl Meyer addressing the independence of Pearl Meyer and the Pearl Meyer senior advisor involved in the engagement, including the following factors: (1) other services provided to us; (2) fees paid by us as a percentage of Pearl Meyer's total revenue; (3) policies or procedures maintained by Pearl Meyer that are designed to prevent a conflict of interest; (4) any business or personal relationships between the senior advisor and a member of the Compensation Committee; (5) any SPX stock owned by the senior advisor; and (6) any business or personal relationships between our executive officers and the senior advisor. The Compensation Committee discussed these considerations and concluded that the work performed by Pearl Meyer and Pearl Meyer's senior advisor involved in the engagement did not raise any conflict of interest and that Pearl Meyer provides objective and competent advice. The following protocols are designed to help ensure objectivity:

- The consultant reports directly to the Compensation Committee or, in the case of matters relating to non-employee director compensation, to the Nominating and Governance Committee;

- Only the Compensation Committee and the Nominating and Governance Committee have the authority to retain or terminate the consultant with respect to services provided to the relevant committee; and

- The consultant meets as needed with committee members, without the presence of management.

RELATED-PARTY TRANSACTIONS

Pursuant to its charter and a written related-party policy, the Audit Committee is charged with reviewing and approving any related-party transactions. A related-party transaction is a transaction involving SPX and any of the following persons: a director, director nominee, or executive officer of SPX; a holder of more than 5% of SPX common stock; or an immediate family member or person sharing the household of any of these persons. When considering a transaction, the Audit Committee is required to review all relevant factors, including whether the transaction is in the best interest of our company, our Company's rationale for entering into the transaction, alternatives to the transaction, whether the transaction is on terms at least as fair to our Company as would be the case were the transaction entered into with a third party, potential for an actual or apparent conflict of interest, and the extent of the related party's interest in the transaction. Our legal staff is primarily responsible for the development and implementation of procedures and controls to obtain information from our directors and officers relating to related-party transactions and then determining, based on the facts and circumstances, whether we or a related party has a direct or indirect material interest in the transaction.

In the course of the Board's determination regarding the independence of each of the non-employee directors, the Nominating and Governance Committee and Audit Committee considered any relevant transactions, relationships, or arrangements. Except as set forth below, no member of our Board or management was aware of any transactions that would be required to be disclosed in this section.

Agreement with pre-Spin-Off NEO

In connection with his relocation to Charlotte, North Carolina, in 2002, we made an interest-free loan to Mr. Foreman, as described in "Compensation Discussion and Analysis—2015 Program Design and Decisions—Other Benefits and Perquisites," on page 32.

Agreements with FLOW

In connection with the Spin-Off, SPX entered into agreements with FLOW that govern our relationship and provide for an orderly transition of FLOW into an independent, publicly-owned company. Following the Spin-Off, SPX and FLOW operate independently. Following is a summary of the terms of these material agreements. Please see the full agreements, filed as exhibits to our periodic reports with the SEC, for additional detail.

Separation and Distribution Agreement

SPX entered into a Separation and Distribution Agreement with FLOW that set forth the principal actions to be taken in connection with the Spin-Off, including the internal reorganization. It also set forth other agreements that govern certain aspects of the parties' relationship following the Spin-Off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies certain assets transferred and liabilities assumed in advance of FLOW's separation so that generally each company retained the assets of, and the liabilities associated with, its respective businesses. To the extent that any such transfer of assets or assumption of liabilities contemplated by the Separation and Distribution Agreement was not consummated at or prior to the distribution, the parties will cooperate to effect such transfer or assumption as promptly following the distribution as practicable. If any such transfer of assets or assumption of liabilities were consummated at or prior to the distribution, then the party retaining such asset or liability agreed to take such actions as reasonably requested by the party to which such asset or liability is to be transferred or assumed in order to place such party, insofar as reasonably possible, in the same position as if such asset or liability had been transferred or assumed as contemplated by the Separation and Distribution Agreement.

Cash Adjustments. Pursuant to the Separation and Distribution Agreement, we contributed to FLOW an amount of cash and cash equivalents, so that, as of the distribution, FLOW had, in the aggregate, an amount of cash and cash equivalents of at least $200 million.

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties regarding the distribution and certain actions that occurred prior to the distribution, such as the reorganization, the adoption of the amended and restated articles of incorporation and amended and restated by-laws, and the election of officers and directors. Pursuant to this agreement, as consideration for the transfer to FLOW of the assets that related to its businesses, FLOW issued to us (1) such number of shares of its common stock required in order for us to effect the distribution and (2) physical evidence of FLOW's indebtedness under the 2017 Notes (the "Global Note"). We (a) caused our agent to distribute all issued and outstanding shares of FLOW common stock to our stockholders as of the record date, and (b) exchanged the Global Note for physical evidence of indebtedness under the Global Note.

Release of Claims. The parties agreed to broad releases under which we each released the other company and its wholly-owned subsidiaries and affiliates, and its respective stockholders, directors, officers, agents and employees (in their respective capacities as such) from any and all liabilities existing or arising from any acts or events occurring or failing to occur or any conditions existing at or prior to the distribution. These releases are subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification. The parties indemnified each other against certain liabilities in connection with the Spin-Off and our respective businesses and other matters specified in the Separation and Distribution Agreement. The Separation and Distribution Agreement specifies procedures with respect to claims subject to indemnification and related matters.

Insurance. The Separation and Distribution Agreement provides for the allocation between the parties of rights and obligations under existing insurance policies and sets forth procedures for the administration of insured claims. In addition, the Separation and Distribution Agreement allocates between the parties the right to proceeds and obligations to incur certain deductibles under certain insurance policies.

Dispute Resolution. In the event of any dispute arising out of the Separation and Distribution Agreement, the general counsels of the parties and such other representatives as the parties designate will negotiate to resolve the dispute. If the parties are unable to resolve the dispute in this manner within 60 days, then at the request of either party, the dispute will be resolved through binding arbitration.

Tax Matters Agreement

The Tax Matters Agreement governs the parties' respective rights, responsibilities, and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. Under the Tax Matters Agreement, we are generally responsible for all U.S. federal and state income taxes incurred through the effective time of the distribution, and the parties will each generally be responsible for any other taxes attributable to their businesses.

Under the Tax Matters Agreement, certain special rules and indemnities would apply in the event the Spin-Off were not tax-free. FLOW agreed in the Tax Matters Agreement (i) generally not to enter into certain transactions that could cause the Spin-Off to be taxable, and (ii) to indemnify SPX for any tax liabilities resulting from such a transaction. For example, during the two-year period following the distribution, among other restrictions, FLOW may not, subject to certain exceptions, enter into or authorize: (1) any transaction resulting in an acquisition of its stock or assets beyond certain thresholds; (2) any merger, consolidation, or liquidation; (3) any issuances of equity securities beyond certain thresholds; or (4) any repurchases of SPX common stock beyond certain thresholds. FLOW's indemnification obligations to us under the Tax Matters Agreement will not be limited in amount or subject to any cap. In addition, under certain circumstances, if the Spin-Off becomes taxable to us, FLOW may be required to make payments to us in respect of any resulting tax benefits to FLOW, if, as and when such benefits are realized.

The covenants and obligations under the Tax Matters Agreement may discourage, delay or prevent a change of control otherwise considered favorable. Though valid as between the parties, the Tax Matters Agreement is not binding on the IRS.

Employee Matters Agreement

The parties entered into an Employee Matters Agreement governing the allocation of employees to FLOW and obligations and responsibilities regarding compensation, benefits, and labor matters. Under the Employee Matters Agreement, the parties allocated all employees of SPX and our affiliates immediately before the Spin-Off among the parties based upon whether each employee's employment duties before the Spin-Off relate to SPX's business or FLOW's business and upon various other factors as applicable.

The Employee Matters Agreement provides that, unless otherwise specified, we are responsible for liabilities associated with our current employees and all our pre-Spin-Off employees up to the time of the Spin-Off, and FLOW is responsible for liabilities associated with its employees.

The Employee Matters Agreement also includes provisions regarding cooperation between the parties on matters relating to employees and employee benefits and other administrative provisions.

The Employee Matters Agreement also provides for the mechanics for the conversion, adjustment, cancellation, or replacement of equity awards granted under SPX equity plans. For more information about the treatment of outstanding stock options and unvested equity awards, see the Employee Matters Agreement, filed as an exhibit to our periodic reports with the SEC.

Transition Services Agreement

The parties entered into a Transition Services Agreement, under which each party will provide the other with certain services to help ensure an orderly transition following the Spin-Off.

The services we provide to FLOW include information technology, human resources, finance and financial reporting, and other administrative services. The services we receive from FLOW include information technology, human resources, finance and financial reporting, tax compliance, facility access, and other administrative services. The charge for these services will be intended to allow the relevant party to recover the direct and indirect costs incurred in providing such services, in a manner generally consistent with past practice. The Transition Services Agreement contains customary mutual indemnification provisions.

The Transition Services Agreement generally provides for a term of services starting at the Spin-Off and continuing for a period of up to 12 months following the Spin-Off. Other than with respect to certain fixed-term pass-through services, a party may terminate any transition services it is receiving upon 30 days' prior notice to the other party. Any extension or renewal of the Transition Services Agreement or the services provided thereunder would require mutual agreement of the parties.

Trademark License Agreement

We have transferred all our rights to use the green "X" SPX logo and trademark to FLOW as well as certain know-how used in the conduct of its business. The parties entered into a Trademark License Agreement pursuant to which we received a royalty-free exclusive license to use certain names, licensees, and trademarks in our business. We will have up to 18 months after the distribution date to cease use of the green "X" SPX logo in our business. We may continue to use ''SPX'' in our marketing materials for three years and will have a perpetual license to use the name ''SPX'' in our corporate name and in the name of our subsidiaries. We will have the right to use the current SPX buildmark, as approved by FLOW, for up to 20 years with the right of automatic renewal.

BOARD LEADERSHIP STRUCTURE

Our governance documents provide the Board with flexibility to select the leadership structure that is most appropriate for the Company and its stockholders in consideration of then-current circumstances. The Board regularly evaluates the Company's leadership structure and has concluded that the Company and its stockholders are best served by not having a formal policy regarding whether the same individual should serve as both Chairman of the Board and CEO. This approach allows the Board to elect the most qualified Director as Chairman of the Board while also maintaining the ability to separate the Chairman of the Board and CEO roles when necessary or appropriate. For example, as of September 26, 2015, we separated the positions of Chairman of the Board and CEO in light of the fact that our then-elected CEO was both new to the role and had not previously served on a public company board of directors.

Currently, Eugene J. Lowe, III, serves as our President and CEO, a position he has held since September 26, 2015. In this role, Mr. Lowe is responsible for managing the day-to-day operations of the Company and for planning, formulating, and coordinating the development and execution of our corporate strategy, policies, goals, and objectives. Mr. Lowe is accountable for Company performance and reports directly to the Board.

Effective September 26, 2015, Patrick J. O'Leary was appointed to serve as our non-employee Chairman of the Board. In this role, Mr. O'Leary's responsibilities include the following:

- Serving as a resource to the President and CEO in connection with strategic planning and other matters of strategic importance to the Company;

- Receiving reports from the President and CEO, organizing and facilitating the President and CEO evaluation process, and providing ongoing, constructive feedback to the President and CEO;

- Consulting with the President and CEO regarding the Company's relations and communications with stockholders of the Company, analysts, and the investor community;

- Chairing meetings of the Board;

- Setting the schedule and agenda for Board meetings in consultation with the President and CEO;

- Determining the information that is sent to the Board in consultation with the President and CEO;

- Presiding over the executive sessions and other meetings of the non-employee directors; and

- Communicating the results of meetings of the non-employee directors to the President and CEO and other members of management, as appropriate.

In the event the Board determines that the same individual should again serve as both Chairman of the Board and CEO, the Board will establish an independent Lead Director position. In this case, the Lead Director would be elected by and from the independent directors and have clearly delineated duties. These duties, as set forth in our Corporate Governance Guidelines, would include acting as principal liaison between the independent directors and the Chairman and CEO, chairing meetings of independent directors, developing the Board's agendas in collaboration with the Chairman and CEO, and reviewing and advising on the quality of the information provided to the Board.

The small size of our Board and the relationship between management and non-employee directors puts each director in a position to influence agendas, flow of information, and other matters. Our non-employee directors meet regularly in private session, without management, as part of our Board meetings and can also call additional meetings of the non-employee directors at their discretion.

The Board believes that its current leadership structure provides an appropriate balance among strategy development, operational execution, and independent oversight, and is therefore in the best interests of the Company and its stockholders.

BOARD COMMITTEES

The Board met 11 times during 2015. The Board currently has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Each director attended at least 75% of the meetings of the Board and of the committees on which he or she served in 2015. Each committee has adopted a charter that specifies the composition and responsibilities of the committee. Each committee charter is posted on our website (www.spx.com) under the heading "Investor Relations—Corporate Governance".

The table below provides membership and 2015 meeting information following the Spin-Off for each of the Board Committees.

Current Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee
Ricky D. Puckett	Chair	X	X
David A. Roberts	X	Chair	X
Ruth G. Shaw	X	X	Chair
Tana L. Utley	X		
Number of Meetings	2	5	2

The table below provides membership and 2015 meeting information prior to the Spin-Off for each of the Board committees.

Former Directors	Audit Committee	Compensation Committee	Nominating and Governance Committee
Anne K. Altman	X		
Patrick D. Campbell	X		X
Emerson U. Fullwood	X	X	Chair
Robert F. Hull, Jr.	X		X
Terry S. Lisenby	Chair	X	
Michael J. Mancuso	X	Chair	X
David V. Singer	X	X	
Number of Meetings	7	7	5[a]

(a) The Nominating and Governance Committee also had one sub-committee meeting in addition to the five full committee meetings.

AUDIT COMMITTEE

Membership:

The Board has determined that each member of the Audit Committee is independent in accordance with our Audit Committee charter, Corporate Governance Guidelines, and Independence Standards, as well as the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Committee has a working familiarity with basic finance and accounting practices, including the ability to read and understand financial statements. Finally, the Board has determined that Mr. Puckett (serving currently and as of the Spin-Off) and Mr. Lisenby and Mr. Mancuso (serving up to the Spin-Off) each is an "audit committee financial expert" under the rules of the SEC and each has accounting and/or related financial management expertise, as required by the listing standards of the NYSE.

Function:

The Audit Committee is responsible for ensuring the integrity of the financial information reported by our company. The Audit Committee appoints the independent registered public accounting firm, approves the scope of audits performed by it and by the internal audit staff, and reviews the results of those audits. The Audit Committee also meets with management, the independent registered public accounting firm, and the internal audit staff to review audit and non-audit results, as well as financial, cybersecurity, accounting, and internal control matters.

Additional information on the Audit Committee and its activities is set forth in the "Audit Committee Report" on page 53.

COMPENSATION COMMITTEE

Membership:

The Board has determined that each member of the Compensation Committee is independent in accordance with our Compensation Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as the rules of the SEC and the listing standards of the NYSE. In addition, the Board has determined that each member of the Compensation Committee meets the "outside director" and "non-employee director" requirements as defined, respectively, under Section 162(m) of the Internal Revenue Code and Section 16 under the Securities Exchange Act of 1934, as amended.

Function:

The Compensation Committee sets the compensation for our executive officers, including agreements with our executive officers, equity grants, and other awards; and makes recommendations to the Board on these same matters for our CEO. The Compensation Committee receives input regarding compensation for our executive officers including proposed compensation, from its independent compensation consultant, as well as from our CEO for his direct reports. The Compensation Committee previously delegated to our CEO the authority to issue up to an aggregate of 75,000 restricted shares or restricted stock units annually to persons other than Section 16 officers. In 2016, the Compensation Committee revised this delegation to our CEO and granted authority for the CEO to issue up to $50,000 per individual and $250,000 in the aggregate worth of equity grants annually to non-officer employees.

The Compensation Committee has the authority under its charter to retain, terminate, and set fees and retention terms for such independent compensation consultant or other outside advisors as it deems necessary or appropriate in its sole discretion. The Compensation Committee reviews outside advisors and consultants on at least an annual basis to determine objectivity and review performance, including a review of the total fees paid to such advisors or consultants. The Compensation Committee has retained Pearl Meyer as its independent compensation consultant.

Additional information on the Compensation Committee, its activities, its relationship with its independent compensation consultant, and management's role in setting compensation is set forth in "Compensation Discussion and Analysis," beginning on page 22, and "Corporate Governance—Independent Compensation Consultant," beginning on page 4.

NOMINATING AND GOVERNANCE COMMITTEE

Membership:

The Board has determined that each member of the Nominating and Governance Committee is independent in accordance with our Nominating and Governance Committee Charter, Corporate Governance Guidelines, and Independence Standards, as well as the rules of the SEC and the listing standards of the NYSE.

Function:

The Nominating and Governance Committee assists the Board in identifying qualified individuals to become Board members and recommending to the Board the director nominees; develops and recommends to the Board our Corporate Governance Guidelines; leads the Board in its annual review of the Board's performance; makes recommendations to the Board regarding the compensation of non-employee directors; and makes recommendations to the Board with respect to the assignment of individual directors to various committees. The Nominating and Governance Committee also approves equity awards for non-employee directors, subject to Board approval.

DIRECTOR COMPENSATION

Annual Compensation

Our director compensation program includes the following compensation opportunities effective as of the Spin-Off for our non-employee directors:

Annual Retainer of Cash	$ 75,000
Annual Equity Grant of Time-Vested Restricted Stock	$130,000
Additional Fees:	
Chairman of the Board	$125,000
Audit Committee Chair	$ 20,000
Compensation Committee Chair	$ 15,000
Nominating and Governance Committee Chair	$ 10,000

As of January 1, 2016, we pay the annual retainer and any applicable additional fees to our non-employee directors in equal quarterly installments, paid in arrears. The cash portion of compensation for a director who has a partial quarter of service (due to joining or leaving the Board, or beginning or ending service as Chairman or a Committee Chair, during the quarter) is pro-rated. We do not pay meeting fees or additional compensation to directors for special meetings.

The annual equity grant is provided by grants of restricted stock under the SPX Corporation 2006 Non-Employee Directors' Stock Incentive Plan (the "2006 Directors' Plan") and the 2002 Stock Compensation Plan (the "2002 Plan"). We award shares to our non-employee directors based on the grant date value of the award (calculated by dividing the $130,000 annual equity retainer by the closing price of the Company's stock on the date of grant), granted on the date of our Annual Meeting, which shares vest the day before the following Annual Meeting, and vesting is subject to the director's continued service on our Board as of the date of that meeting. The annual equity grant for a director who has a partial year of service (due to joining the Board during the year) is pro-rated.

Any cash dividends paid with respect to shares of unvested restricted stock are deposited in the director's name in an escrow or similar account maintained by SPX for that purpose. These dividends are subject to the same restrictions as the shares of restricted stock to which they relate and are payable only upon vesting of the underlying stock. We do not currently pay dividends.

Directors who are SPX employees receive no compensation for their service as directors. The Nominating and Governance Committee reviews non-employee director compensation from time to time and makes recommendations to the Board. The Nominating and Governance Committee compares our non-employee director compensation to our peer companies and consults with our independent compensation consultant when reviewing compensation type and structure.

COMPENSATION CHANGES IN 2015

As of the Spin-Off, in 2015, our current non-employee directors each received payments for the annual retainer and any applicable additional fees with annualized values as listed above, pro-rated for his or her period of service beginning as of the Spin-Off, which was the date they each became a non-employee director of the Company. In addition, each received restricted stock of the Company with an annualized value of $130,000, pro-rated for service from the Spin-Off until the Annual Meeting, which vests the day before the Annual Meeting, subject to the director's continued service on our Board as of the date of the meeting. Mr. Lowe, our President and Chief Executive Officer, received no compensation for his service as a director.

Prior to the Spin-Off, in 2015, the annual retainer was $90,000 and the annual equity grant was $130,000, with additional fees in an amount of $25,000 for service as Lead Director; $20,000 for service as Audit Committee Chair; $15,000 for service as Compensation Committee Chair; and $10,000 for service as Nominating and Governance Committee Chair. We added fees for service as Committee Chairs in 2015 in recognition of the additional workload borne by the directors serving in these roles. The annual retainer and Lead Director fee remain unchanged from 2014 through the Spin-Off. As of the Spin-Off, we reduced the annual retainer as listed above to align non-employee director compensation to our new peer group. The former non-employee directors each received payments for the annual retainer and applicable additional fees, pro-rated for his or her period of service up to the Spin-Off, which was the date they each ceased to be a director of the Company. In addition, each received restricted stock of the Company granted at the 2015 Annual Meeting, which vested immediately prior to the Spin-Off. These shares were initially scheduled to vest on the day before our 2016 Annual Meeting.

Mr. Kearney did not receive compensation as a director during his service as our Chairman, President and CEO prior to the Spin-Off. Since the Spin-Off, Mr. Kearney is no longer our Chairman, President or CEO, but remains a director on our Board and is compensated under the same terms as our other non-employee directors. Mr. Kearney's non-employee director compensation for 2015 was pro-rated for that portion of the year when he was no longer an employee of the Company.

OTHER BENEFITS

Matching Gifts Program

In 2015, the SPX Foundation made matching donations for qualified charitable contributions for any director up to a total of $20,000 per annum. This practice was suspended as of June 30, 2015, and we are evaluating whether to implement a new program going forward.

Travel Reimbursements

We reimburse non-employee directors for reasonable expenses of attending Board and committee meetings and for expenses associated with director training and development. From time to time, a director's spouse may accompany the director to certain business functions, and tax laws may require the incremental costs associated with the spouse's attendance to be imputed to the director as income. On occasion, a director's spouse may accompany a director when he or she travels on our corporate aircraft for Board-related business; in such instances, the value of the spouse's travel is imputed as income to the director (determined under the U.S. Department of Transportation's standard industry fare level ("SIFL")).

STOCK OWNERSHIP GUIDELINES

Our Stock Ownership Guidelines are designed to help ensure engaged directors with interests closely aligned with those of our long-term stockholders. We request that all non-employee directors achieve holdings in Company stock of three times the annual cash retainer within five years of his or her date of appointment as a director. All our current directors were in compliance with these requirements as of March 29, 2016, and all our pre-Spin-Off directors were in compliance with these requirements as of the Spin-Off. For additional information on our Stock Ownership Guidelines, see "Stock Ownership Guidelines," beginning on page 18.

Director Compensation Table

The following table summarizes the compensation of our directors who served during 2015. The top portion of the table lists our current directors following the Spin-Off. The bottom portion lists our former directors who served prior to the Spin-Off, except Mr. Kearney, who transitioned from Chairman, President and CEO to a non-employee director as of the Spin-Off. Mr. Kearney received no compensation as a director while serving as our Chairman, President and CEO prior to the Spin-Off. Mr. Lowe, our President and CEO, receives no compensation in connection with his service as a director and, accordingly, is omitted from this table. Ms. Wyrsch retired from service on our Board in January 2015, and Mr. Mancuso retired from service on our Board in September 2015. Ms. Altman was appointed to the Board in March 2015.

Current Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)	Total ($)
Christopher J. Kearney	$32,877	$ 83,862	$ —	$116,739
Patrick J. O'Leary	$87,671[a]	$ 84,883	$ —	$172,554
Ricky D. Puckett	$41,644[b]	$ 84,883	$ —	$126,527
David A. Roberts	$39,452[c]	$ 84,883	$ —	$124,335
Ruth G. Shaw	$37,260[d]	$ 84,883	$ —	$122,143
Tana L. Utley	$32,877	$ 84,883	$ —	$117,760
Former Directors	($)[3]	($)[4]	($)[5]	($)
Anne K. Altman	$45,000[a]	$130,000	$ —	$175,000
Patrick D. Campbell	$60,000	$130,000	$ —	$190,000
Emerson U. Fullwood	$83,336[b]	$130,000	$ —	$213,336
Robert E. Hull, Jr.	$60,000	$130,000	$ —	$190,000
Terry S. Lisenby	$73,332[c]	$130,000	$ —	$203,332
Michael J. Mancuso	$70,000[d]	$130,000	$1,993	$201,993
David V. Singer	$60,000	$130,000	$ —	$190,000
Martha B. Wyrsch	$68,292[e]	$ —	$ —	$ 68,292

(1) Represents annual retainer of $75,000, pro-rated for service beginning as of the Spin-Off. In addition:

    a. Mr. O'Leary includes $54,794, representing the pro-rated retainer for serving as Chairman of the Board.

    b. Mr. Puckett includes $8,767, representing the pro-rated retainer for serving as Audit Committee Chair.

    c. Mr. Roberts includes $6,575, representing the pro-rated retainer for serving as Compensation Committee Chair.

    d. Dr. Shaw includes $4,383, representing the pro-rated retainer for serving as Nominating and Governance Committee Chair.

(2) Stock awards are time-vested awards that vest the day before the next Annual Meeting following the grant date. The amounts in the table represent the grant date fair value, based on the closing price of our stock on the grant date. Mr. Kearney's award was made at a later date than the other directors due to his transition to non-employee director.

(3) Represents annual retainer of $90,000, pro-rated for service until the Spin-Off. In addition:

    a. Ms. Altman received $45,000, representing the pro-rated cash retainer.

    b. Mr. Fullwood includes $16,668, representing the pro-rated retainer for serving as Lead Director; and $6,668, representing the pro-rated retainer for serving as Nominating and Governance Committee Chair.

    c. Mr. Lisenby includes $13,332, representing the pro-rated retainer for serving as Audit Committee Chair.

    d. Mr. Mancuso includes $10,000, representing the pro-rated retainer for serving as Compensation Committee Chair.

    e. Ms. Wyrsch received $68,292 at retirement in lieu of vesting of stock awards.

(4) Stock awards are time-vested awards that vest at the next Annual Meeting following the grant date. The amounts in the table represent the grant date fair value, based on the closing price of our stock on the grant date. These awards vested upon the Spin-Off of FLOW on September 26, 2015.

There were no shares of unvested restricted stock held by any former director as of December 31, 2015.

(5) Represents grossed-up amount for personal aircraft use for Mr. Mancuso and his family.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board currently consists of seven directors. The directors are divided into three classes. There are currently three directors in the first class, two directors in the second class, and two directors in the third class.

At this Annual Meeting, you will be asked to elect three directors to the first class, Mr. Lowe, Mr. O'Leary, and Mr. Roberts; two directors to the second class, Mr. Puckett and Ms. Utley; and one director to the third class, Dr. Shaw. Mr. Kearney was elected to the third class by our stockholders at our 2015 Annual Meeting of Stockholders and will continue to serve on the Board as described below.

Each of the director nominees is a current SPX director and, if elected, will serve for the terms as described below, until a qualified successor director has been elected, or until he or she resigns, retires, or is removed by the stockholders for cause.

Each director nominee has agreed to tender, promptly following his or her election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board, in accordance with our Corporate Governance Guidelines.

Your shares will be voted as you specify on the enclosed proxy card. If you do not specify how you want your shares voted, then we will vote them FOR the election of each of Mr. Lowe, Mr. O'Leary, Mr. Roberts, Mr. Puckett, Ms. Utley, and Dr. Shaw. If unforeseen circumstances (such as death or disability) make it necessary for the Board to substitute another person for any of the nominees, then your shares will be voted FOR that other person. The Board does not anticipate that any of the nominees will be unable to serve.

Nominees to Serve Until 2017 Annual Meeting



Rick Puckett

Executive Vice President, CFO, Treasurer, and Chief Administrative Officer of Snyder's-Lance, Inc.
Age: 62
Director since: 2015
Committees:
- Audit (Chair)
- Compensation
- Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

Ricky D. Puckett, 62, has served as Executive Vice President, Chief Financial Officer and Treasurer of Snyder's-Lance, Inc., a snack foods manufacturer, since December 2010, adding the role of Chief Administrative Officer, with responsibility for Human Resources and Legal, in 2014. Mr. Puckett served as Executive Vice President, Chief Financial Officer and Treasurer of Lance, Inc. from 2006 until its merger with Snyder's-Lance, Inc. in 2010. Prior to joining Lance, Inc., Mr. Puckett served as Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to 2006, and as Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005. Mr. Puckett is a director and serves as audit committee chair for Whitehorse Finance, Inc., and chairs the board of the North Carolina Blumenthal Performing Arts Center. He is a certified public accountant and received his bachelor's degree in Accounting and his MBA from the University of Kentucky.

SKILLS AND QUALIFICATIONS

Mr. Puckett brings extensive accounting and financial experience, including financial strategy and governance to our Board. In addition, he offers a deep understanding of mergers and acquisitions, strategic planning and analysis, commodity risk management, strategic information technology, organizational development, human relations management, and investor relations.



Tana Utley

Vice President of Large Power Systems Division at Caterpillar Inc.

Age: 52
Director since: 2015
Committees:

- Audit

PROFESSIONAL HIGHLIGHTS

Tana L. Utley, 52, has served as Vice President of the Large Power Systems Division at Caterpillar Inc., a construction and mining equipment, engines, turbines, and locomotives manufacturer, since 2013. She joined the company in 1986 and has held a number of roles, including a variety of engineering and general management positions. Ms. Utley has served in key engineering and leadership roles in the development of near-zero-emissions engines, and she has held general management positions in Caterpillar's components and engines businesses. She earned her bachelor's degree in Mechanical Engineering from Bradley University and her M.S. in Management from the Massachusetts Institute of Technology.

SKILLS AND QUALIFICATIONS

Ms. Utley brings a wealth of knowledge in engineering, operations, and implementation of new programs to our Board. Ms. Utley also brings a depth of understanding of how to minimize the environmental impact of manufacturing companies.

Nominees to Serve Until 2018 Annual Meeting



Ruth Shaw

Retired Group Executive for Public Policy and President of Duke Nuclear

Age: 68
Director since: 2015
Committees:

- Nom. & Gov. (Chair)
- Audit
- Compensation

PROFESSIONAL HIGHLIGHTS

Ruth G. Shaw, 68, retired in 2007 from Duke Energy Corporation, an electricity and natural gas provider, but remained an Executive Advisor to the company until 2009. At Duke, she served as Group Executive for Public Policy and President, Duke Nuclear, from 2006 to 2007, President and Chief Executive Officer, Duke Power Company, from 2003 to 2006, Executive Vice President and Chief Administrative Officer from 1997 to 2003, and in various other roles from 1992 to 1997. She was also President of The Duke Energy Foundation from 1994 to 2003. Dr. Shaw is currently a director of The Dow Chemical Company and DTE Energy, and serves on the board of trustees of the UNC Charlotte Foundation. She is also the founding board chair and a board member of The Carolinas Thread Trail, and a former member of the executive committees of the Nuclear Energy Institute and the Institute of Nuclear Power Operations. She earned her B.A. and M.A. from East Carolina University and her Ph.D. from the University of Texas at Austin.

SKILLS AND QUALIFICATIONS

Dr. Shaw contributes a deep understanding of human resources management, executive compensation, information technology, communications and public relations, environment, health and safety management, procurement, and diversity to our Board.

Nominees to Serve Until 2019 Annual Meeting



Gene Lowe

President and CEO of SPX
Corporation
Age: 48
Director since: 2015
Committees:
- none

PROFESSIONAL HIGHLIGHTS

Eugene J. Lowe, III, 48, has served as President and Chief Executive Officer of SPX Corporation since September 2015. He was appointed an officer of SPX in 2014 and previously served as Segment President, Thermal Equipment and Services, from 2013 to 2015, President, Global Evaporative Cooling, from 2010 to 2013, and Vice President of Global Business Development and Marketing, Thermal Equipment and Services, from 2008 to 2010. Prior to joining SPX, Mr. Lowe held positions with Milliken & Company, Lazard Technology Partners, Bain & Company, and Andersen Consulting. He earned his B.S. in Management Science from Virginia Polytechnic Institute and State University and his MBA from Dartmouth's Tuck School of Business.

SKILLS AND QUALIFICATIONS

Mr. Lowe brings valuable operations, strategic planning, and business development experience to our Board. As the only member of SPX management to serve on the Board, Mr. Lowe also contributes a level of understanding of our Company not easily attainable by an outside director.



Patrick O'Leary

Retired Executive
Vice President, Finance,
Treasurer, and CFO of
SPX Corporation
Age: 58
Director since: 2015
Committees:
- none

PROFESSIONAL HIGHLIGHTS

Patrick J. O'Leary, 58, retired in August 2012 from SPX Corporation, having served as Vice President, Finance, Treasurer and Chief Financial Officer from 1996, and later adding the title of Executive Vice President in 2004. During his more than 15 years with SPX, he was a principal architect of the Company's transformation until his retirement. Prior to joining SPX, Mr. O'Leary served as Chief Financial Officer and a director of Carlisle Plastics, Inc. from 1994 to 1996. He began his career with Deloitte & Touche where he held various roles of increasing responsibility from 1978 to 1994, including Partner in the firm's Boston office from 1988 to 1994. Mr. O'Leary currently serves as a director of PulteGroup, Inc. and Halyard Health Inc. He earned his B.S. in Accountancy and Law from the University of Southampton, England.

SKILLS AND QUALIFICATIONS

Mr. O'Leary contributes a deep understanding of SPX history and businesses to our Board. In addition, he brings broad financial strategy and governance experience, including strong financial acumen. Mr. O'Leary also contributes leadership skills developed through his experience serving on various public company boards.



Dave Roberts

Executive Chairman of the Board and Former President and CEO of Carlisle Companies, Inc.

Age: 68

Director since: 2015

Committees:
- Compensation (Chair)
- Audit
- Nom. & Gov.

PROFESSIONAL HIGHLIGHTS

David A. Roberts, 68, has served as Executive Chairman of the Board of Carlisle Companies, Inc., a diversified manufacturing company, beginning in 2016. He previously served as Chairman and Chief Executive Officer from 2014 to 2015, and as Chairman, President and Chief Executive Officer from 2007 to 2014. Prior to joining Carlisle, Mr. Roberts served as Chairman, President and Chief Executive Officer of Graco, Inc., a fluid handling system provider, from 2001 to 2007. Prior to that, Mr. Roberts served as a Group Vice President of The Marmon Group, LLC, a diversified industrial holding company, from 1995 to 2001. He began his career serving in a variety of manufacturing, engineering, and general management positions with The Budd Company, Pitney Bowes, and FMC Corporation. Mr. Roberts is currently Lead Director of Franklin Electric Co., Inc. He earned his B.S. from Purdue University and his MBA from Indiana University.

SKILLS AND QUALIFICATIONS

Mr. Roberts brings extensive experience in senior management of multinational companies, including expertise in the industrial and manufacturing sectors to our Board. Mr. Roberts also contributes strong financial acumen and experience from his service on various public company boards.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** EACH OF THE DIRECTOR NOMINEES

Director Continuing to Serve Until 2018 Annual Meeting



Chris Kearney

Chairman of the Board and Retired President and CEO of SPX FLOW, Inc.

Age: 60

Director since: 2004

Committees:
- none

PROFESSIONAL HIGHLIGHTS

Christopher J. Kearney, 60, has served as Chairman of SPX FLOW, Inc., a supplier of highly engineered flow components, since the Spin-Off in September, 2015. He retired in December 2015 from FLOW having served as Chairman, President and Chief Executive Officer since the Spin-Off in September, 2015. Prior to the Spin-Off, Mr. Kearney served as President and Chief Executive Officer of SPX Corporation from 2004 to 2015, and was appointed Chairman of SPX in 2007. He joined SPX in 1997 as Vice President, Secretary and General Counsel. Prior to SPX, he was Senior Vice President and General Counsel of Grimes Aerospace Company, a leading manufacturer of aircraft lighting equipment, engine system components, and electronic systems. His business experience also includes positions at Borg-Warner Chemicals as Senior Attorney and Senior Counsel at General Electric Company's global materials business. Mr. Kearney is also a director of Nucor Corporation and serves as chairman of Foundation for the Carolinas. He holds an undergraduate degree from the University of Notre Dame and a law degree from DePaul University Law School.

SKILLS AND QUALIFICATIONS

Mr. Kearney brings valuable understanding of SPX history and businesses to our Board. In addition, Mr. Kearney contributes mergers and acquisitions experience and a strong legal perspective from his prior experience as a public company general counsel.

OWNERSHIP OF COMMON STOCK

Stock Ownership Guidelines

We maintain Stock Ownership Guidelines to emphasize the importance of substantive, long-term share ownership by our directors and officers to align their financial interests with those of our stockholders.

The guidelines are:

Position	Target Value
Non-employee Directors	3x annual retainer
Chief Executive Officer	5x annual salary
Chief Operating Officer*	4x annual salary
Other Executive Officers	3x annual salary
Other Designated Executives	1x annual salary

* SPX does not currently have the COO position.

Shares held in family trusts and shares held in retirement plan accounts are deemed to be owned shares for purposes of these guidelines. Unexercised stock options and unvested performance-based equity awards are excluded. We ask non-employee directors and executives to attain the desired level of stock ownership within five years of appointment to a director or officer position.

Once a non-employee director or executive attains the desired level of share ownership, he or she will continue to be in compliance with these guidelines even if the non-employee director or executive later falls below the guideline, as long as he or she retains at least 50% of the net shares acquired upon exercise of stock options and at least 50% of the net shares acquired pursuant to vested restricted equity awards and vested restricted stock unit grants until he or she again meets or exceeds the guidelines. "Net shares" means the shares remaining after disposition of shares necessary to pay the related tax liability and, if applicable, the stock option exercise price.

Each current non-employee director and named executive officer was in compliance with these requirements as of March 29, 2016. Each pre-Spin-Off non-employee director and pre-Spin-Off named executive officer was in compliance with these requirements as of September 25, 2015, the last trading day each individual served as a non-employee director or employee, as applicable, of SPX.

Ownership of Common Stock

DIRECTORS AND EXECUTIVE OFFICERS

The following table includes information about how much of our common stock (our only outstanding class of equity securities) is beneficially owned by:

- Each director and nominee for director;

- Each executive officer in the Summary Compensation Table on page 36;

- Each former executive officer in the Summary Compensation Table on page 36; and

- All current directors and officers as a group.

Unless otherwise noted, amounts and percentages are as of March 29, 2016.

	Number of Shares of Common Stock Beneficially Owned[1]	Right to Acquire Beneficial Ownership Under Options Exercisable/ Stock Units Distributable Within 60 Days	Percent of Class
DIRECTOR AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS			
Christopher J. Kearney[2]	403,361	—	*
Patrick J. O'Leary	7,133	—	*
Ricky D. Puckett	7,133	—	*
David A. Roberts	7,133	—	*
Ruth G. Shaw	7,133	—	*
Tana L. Utley	7,133	—	*
CURRENT NAMED EXECUTIVE OFFICERS			
Eugene J. Lowe, III	45,719	—	*
John W. Nurkin	13,407	—	*
Scott W. Sproule	21,531	—	*
John W. Swann, III	11,017	—	*
NaTausha H. White	3,773	—	*
All current directors and executive officers as a group (12 persons)[3]	**534,885**	**—**	**1.3%**
FORMER EXECUTIVE OFFICERS WHO ARE NAMED EXECUTIVE OFFICERS[4]			
Robert B. Foreman	109,405	—	*
Jeremy W. Smeltser	84,624	—	*
David A. Kowalski	88,774	—	*

* Less than 1.0%

(1) Beneficial ownership is a technical term broadly defined by the SEC to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or officer can vote or transfer and stock options that are exercisable. The number of our shares beneficially owned by each of the named executive officers and by all directors and officers as a group includes shares held in the SPX Corporation Retirement Savings and Stock Ownership Plan. Except as otherwise noted, the stockholders named in this table have sole voting and investment power for all shares shown as beneficially owned by them.

(2) Mr. Kearney is also a former executive officer. Mr. Kearney indirectly holds 260,219 shares through a revocable trust of which he is the trustee and he and his family members are beneficiaries. In addition, Mr. Kearney is the successor to 71,039 shares through a revocable family trust of which his wife is the sole trustee and the beneficiary. Mr. Kearney also indirectly holds 59,834 shares through a grantor retained annuity trust. All the assets in this family trust, including the 71,039 shares and the 59,834 shares, are pledged to secure a loan.

(3) Current directors and officers holding such positions as of March 29, 2016.

(4) Ownership by former executive officers as of the last Form 4 filed for each such former executive officer prior to transferring employment from SPX to FLOW at the Spin-Off. Includes unvested grants of SPX equity that were replaced by grants in FLOW equity as of the Spin-Off.

PRINCIPAL STOCKHOLDERS

The following table includes certain information about each person or entity known to us to be the beneficial owner of more than five percent of the issued and outstanding shares of our common stock.

Name and Address	Shares of Common Stock Beneficially Owned	Percent of Class[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	5,219,550[2]	12.4%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	2,979,838[3]	7.1%
BHF Kleinwort Benson Group SA Avenue Louise 326 Brussels, Belgium	2,680,036[4]	6.4%
Alpine Investment Management, LLC 8000 Maryland Avenue, Suite 700 St. Louis, MO 63105	2,222,640[5]	5.3%

(1) Ownership percentages set forth in this column are based on the assumption that each of the principal shareowners continued to own, as of March 29, 2016, the number of shares reflected in the table.

(2) Based on information provided in a Schedule 13G/A filed with the SEC on January 8, 2016, by BlackRock, Inc. and certain affiliated entities ("BlackRock"). BlackRock reports having sole voting power with respect to 4,565,474 of the shares and sole dispositive power with respect to all the shares.

(3) Based on information provided in a Schedule 13G/A filed with the SEC on February 10, 2016, by The Vanguard Group and certain affiliated entities ("Vanguard"). Vanguard reports having sole voting power with respect to 30,357 of the shares, shared voting power with respect to 2,000 of the shares, sole dispositive power with respect to 2,950,381 of the shares, and shared dispositive power with respect to 29,457 of the shares.

(4) Based on information provided in a Schedule 13G/A filed with the SEC on February 11, 2016, by BHF Kleinwort Benson Group SA and certain affiliated entities ("Kleinwort"). Kleinwort reports having sole voting and sole dispositive power with respect to none of the shares and shared voting and shared dispositive power with respect to all the shares.

(5) Based on information provided in a Schedule 13G filed with the SEC on February 8, 2016, by Alpine Investment Management, LLC ("Alpine"), Alpine Partners Management, LLC ("APM"), MQR, L.P. ("MQR"), ACR Multi-Strategy Quality Return (MQR) Fund ("ACR"), and Nicholas V. Tompras (collectively the "Alpine Entities"). The Alpine Entities report having sole voting and sole dispositive power with respect to none of the shares and shared voting and shared dispositive power as follows:
(i) MQR, Alpine, APM, and Mr. Tompras with respect to the 94,800 shares owned directly by MQR,
(ii) ACR, Alpine, and Mr. Tompras with respect to the 86,550 shares owned directly by ACR, and
(iii) Alpine and Mr. Tompras with respect to the 2,041,290 shares owned directly by accounts separately managed by Alpine.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, officers, and beneficial owners of more than 10% of our outstanding common stock to file with the SEC reports of ownership and changes in ownership. SEC regulations require that directors, officers, and beneficial owners of more than 10% of our outstanding common stock furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of Forms 3 and 4 (including amendments to such forms) furnished to us during 2015 and Forms 5 furnished with respect to 2015, no director, officer, or beneficial owner of more than 10% of our outstanding common stock failed to file on a timely basis during 2015 any reports required by Section 16(a), except for two late transactions: one late filing of a Form 4 on behalf of Ms. Belinda Hyde—Vice President and Chief Human Resources Officer, and one late filing of a Form 4 on behalf of Mr. J. Randall Data—President of South Africa and Global Operations, due in each case to an inadvertent error in reporting a grant of restricted stock under the 2002 Stock Compensation Plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

As you read our Compensation Discussion and Analysis ("CD&A"), keep in mind that 2015 was a unique and transformative year for our Company given the Spin-Off of FLOW at the end of September. The current executive officers, Compensation Committee members, and executive compensation design at SPX are all new. To this end, and given the change in the nature and size of the Company, the compensation practices, programs, and compensation levels for the executive officers prior to the Spin-Off are no longer reflective of our current approach to executive compensation.

Meet Our Current Named Executive Officers

This CD&A provides information about our executive compensation program, the factors that were considered in making compensation decisions for our current executive officers, and how we have modified our programs to meet SPX's needs for the future. The compensation decisions that pertain to the current executive officers listed in the table below ("current NEOs") were made by the members of the SPX Compensation Committee of the Board (the "Committee") who were appointed effective September 26, 2015.

Current NEOs	Title (September 26, 2015—December 31, 2015)
Eugene J. Lowe, III	President and Chief Executive Officer
Scott W. Sproule	Vice President, Chief Financial Officer and Treasurer
John W. Swann, III	President, Weil-McLain, Marley Engineered Products and Radiodetection
John W. Nurkin	Vice President, Secretary and General Counsel
NaTausha H. White	Vice President and Chief Human Resources Officer

Pre-Spin-Off Named Executive Officers

SPX spun-off FLOW, which became an independent, publiclly-owned company effective September 26, 2015. However, pursuant to the disclosure requirements included in the SEC's rules, this CD&A must also describe certain compensation actions taken before the Spin-Off. As a result, this CD&A includes compensation that pertains to the former executive officers listed in the table below ("pre-Spin-Off NEOs") who are no longer employed by SPX:

Pre-Spin-Off NEOs	Pre-Spin-Off Title (January 1, 2015—September 26, 2015)
Christopher J. Kearney	Chairman, President and Chief Executive Officer
Jeremy W. Smeltser	Vice President and Chief Financial Officer
Robert B. Foreman	Executive Vice President, Global Business Systems and Services; and President, Asia Pacific
David A. Kowalski	President, Global Manufacturing Operations

EXECUTIVE SUMMARY

Our Future and New Executive Compensation Design

The Spin-Off of FLOW in September 2015 marked a significant milestone in the long history of SPX. The objective of the Spin-Off was to narrow the strategic focus of each company and create value for both future companies.

We ended 2015 by opening a new chapter in our business. We assembled a new and experienced executive team that brings extensive industry knowledge and strong functional and operational skills to SPX. With the new members of the Committee in place, we also began the critical restructuring of our executive compensation program to ensure that it is clearly aligned with our new business strategy and the interests of our stockholders.

Reflecting the Voice of Our Stockholders

We carefully consider the results of our stockholder say-on-pay vote from the preceding year. At the 2015 Annual Meeting, approximately 47% of the votes cast supported our executive compensation decisions. The current NEOs and Committee members are all new in their roles, and the executive compensation for which the last vote was cast no longer applies to SPX. We interpreted the results of our 2015 vote as a signal to expand our dialogue with stockholders to help us understand their perspectives on compensation and to take steps to ensure that we make adjustments to our program that are aligned with our future business strategy and leadership objectives, as well as competitive practices. Most importantly, we are committed to ensuring that our ongoing program is designed in the best interests of both our stockholders and executives.

In the period shortly prior to and continuing after the Spin-Off, management engaged in dialogue with our largest investors to solicit feedback and gather information on the views and opinions of our stockholders on various governance issues, including executive compensation practices. Based on this feedback, SPX has designed its executive compensation programs post-Spin-Off (and for 2016) that:

- Set base salaries that are commensurate with peers, targeting between the 25th and 50th percentiles;

- Increased emphasis on variable compensation programs, with greater than 80% of CEO pay at risk and 65% at risk for other current NEOs;

- Improved correlation between short-term incentive payouts and stockholder returns, with 2016 targets aligned directly with external guidance on profitability, cash flow, and revenue;

- Provided a majority of long-term incentives to current NEOs that are performance based;

- Included a relative "total shareholder return" component of long-term incentives to align with stockholder value;

- Granted equity awards with double-trigger termination payments upon a change of control;

- Decided current NEOs would not participate in defined benefit pension plans; and

- Removed historic perquisites, such as retiree medical benefits.

Changes to the Executive Compensation Program for 2016

Our executive compensation program for 2015 largely reflected the historic practices of SPX before the Spin-Off. However, after the Spin-Off, the new members of the Committee, in partnership with our new management team and our independent compensation consultant, undertook a thorough review of these practices. The result is a newly-designed executive compensation program for 2016 and beyond that is centered on our new compensation philosophy and takes into account the feedback we received from stockholders. The following principles guide the structure of our newly-designed program:

Link to Business Priorities & Performance	A significant portion of total compensation should be variable and subject to the attainment of certain specific and measurable performance goals and objectives.
Alignment with Stockholders' Interests	Executive officers' interests are more directly aligned with those of stockholders when compensation emphasizes an appropriate balance of both short- and long-term financial performance and is directly effected by our stock price. Requiring executive officers to hold a meaningful amount of equity supports alignment to stockholder interests.
Competitiveness	Target total compensation should be competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for leadership talent and market share.
Good Governance	Maintaining best-practice executive compensation governance standards is critical to the decision-making process and the ability to manage risk. It is in the best interests of our stockholders and executives.

Consistent with these principles, after the Spin-Off we aligned our executive officer total compensation with that of our new group of peer companies:

- Restructured Mix of Long-Term Incentives. A new mix of long-term incentive ("LTI") awards to further align compensation and long-term performance. Components include:
  - Performance Stock Units ("PSUs") tied to relative Total Shareholder Return ("r-TSR") and the S&P 600 Capital Goods Index over a three-year performance measurement period;
  - Cash Performance Units ("CPUs") tied to segment income over a three-year performance measurement period;
  - Stock Options ("Options"); and
  - Time-based Restricted Stock Units ("RSUs").
- Redesigned Annual Incentive Program. A new set of performance metrics focused on profitability and growth expectations, with financial performance targets directly tied to the achievement of year-over-year metrics related to Operating Income, Cash Flow, and Revenue. This change was made to emphasize profitability, cash generation, and revenue growth. Targets were aligned with external commitments and stockholder expectations.
- Salary. Annual salary of our current NEOs targeted between the 25th and 50th percentiles as first year placement in their new roles.

The following charts show that for 2016 the mix of compensation elements targeted for our current NEOs is heavily weighted toward variable, performance-based compensation. The mix of LTI is based on the allocation value used in determining the number of units for each award.


CEO
Annual Base Salary 19%
Executive Bonus Plan
PSUs
CPUs
Stock Options
RSUs
81% Variable Pay
Other NEOs
Annual Base Salary 35%
Executive Bonus Plan
PSUs
CPUs
Stock Options
RSUs
65% Variable Pay

Executive Compensation Practices

What We Do
✓ Heavy emphasis on variable compensation
✓ Majority of long-term incentive awards are performance based
✓ Rigorous Stock Ownership Guidelines
✓ Clawback provisions
✓ Independent compensation consultant
✓ Regular risk assessments
✓ "Double-trigger" termination payments upon a change in control

What We Do Not Do
✗ No tax gross-ups on termination payments following a change of control
✗ No "single-trigger" termination payments upon a change of control
✗ No hedging of Company stock
✗ No multi-year guarantees for salary increases
✗ No discretionary bonuses
✗ No significant perquisites
✗ No repricing or backdating of stock options without stockholder approval
✗ No cash buyout of underwater stock options without stockholder approval

Pay At-A-Glance

Compensation Decisions for Our Current Named Executive Officers

SPX promoted all of its current NEOs from positions they held within the pre-Spin-Off organization, with the exception of Ms. White, who was hired on April 13, 2015 in anticipation of the Spin-Off. Before the Spin-Off, none of these individuals was a named executive officer. Because of this, when making compensation decisions, the current Committee took into account the significant increases in the individual responsibilities, accountabilities, and risk associated with these promotions. The current Committee also considered the critical need for a quick and successful onboarding of our new leadership team and the newly adopted approach to our executive compensation for 2016.

The following table shows the base salaries and target bonus opportunities for each of the current NEOs that were approved by the current Committee in connection with the Spin-Off:

		Executive Bonus Plan Target (Cash)	
Current NEO	Base Salary	As a % of Base Salary	$
Eugene J. Lowe, III	$775,000	100%	$775,000
Scott W. Sproule	$410,000	70%	$287,000
John W. Swann, III	$400,000	60%	$240,000
John W. Nurkin	$330,000	60%	$198,000
NaTausha H. White	$325,000	55%	$178,750

The adjustments to base salary and annual incentive targets are reflective of the current Committee's philosophy of setting pay between the 25th percentile and median of the SPX peer group.

On September 26, 2015, all of the pre-Spin-Off NEOs joined FLOW. On that same date, we appointed our current executive officers. In October 2015, the current Committee approved a one-time equity grant to align executive officer compensation with long-term stock performance, while supporting our leadership retention needs through this critical point in our business transformation. The grant was comprised of 50% stock options and 50% RSUs, each vesting at the end of three years:

Current NEO	Stock Options	RSUs	Grant Date Fair Value
Eugene J. Lowe, III	$1,249,986	$1,250,004	$2,499,990
Scott W. Sproule	$ 312,495	$ 312,498	$ 624,993
John W. Swann, III	$ 249,999	$ 250,006	$ 500,005
John W. Nurkin	$ 207,499	$ 207,500	$ 414,999
NaTausha H. White	$ 162,500	$ 162,497	$ 324,997

In the months prior to the Spin-Off, the pre-Spin-Off Committee made other equity-related decisions that affected our current NEOs before the current NEOs assumed their new leadership positions. These actions are outlined on page 31 of this Proxy Statement.

Compensation Decisions for Pre-Spin-Off Named Executive Officers

SPX publicly announced its plans to spin off the businesses in October 2014. In consideration of the challenges anticipated to effectuate the Spin-Off transaction, the pre-Spin-Off Committee made the following decisions for SPX's pre-Spin-Off executive officers:

- Base Salaries: No pre-Spin-Off NEOs other than Mr. Smeltser received a salary increase for 2015. Mr. Smeltser received an increase in salary of 3%, in line with the U.S. merit increase budget for all employees.

- Short-Term Incentives: As described in last year's proxy statement, in anticipation of the completion of the Spin-Off, the pre-Spin-Off Committee revised corporate metrics to Bank EBITDA (Consolidated EBITDA, as defined in our credit facilities) and Revenue. The pre-Spin-Off Committee also approved a minimum payout opportunity under the Executive Bonus Plan of 85%, to provide a retention incentive to corporate employees who were driving the completion of the Spin-Off. See "Compensation Discussion and Analysis — 2015 Program Design and Decisions — Executive Bonus Program" beginning on page 29.

- Long-Term Incentives: The pre-Spin-Off Committee granted a combination of time-based equity and stock options to the pre-Spin-Off SPX NEOs due to the pending Spin-Off transaction. No special grants or bonuses were paid by SPX to any pre-Spin-Off SPX NEO in connection with the Spin-Off. For more information see page 32 of this Compensation Discussion and Analysis.

Equity Conversion

Current and outstanding unvested equity was converted to post-Spin-Off SPX equity based on a conversion factor. Prior to the Spin-Off, the three-day simple average was used in comparison to the post-Spin-Off six-day simple average to determine the share ratio of 4.0589 and the price ratio of 0.25.

Individuals holding pre-Spin-Off unvested shares who continued their employment with SPX after the Spin-Off received 4.0589 unvested shares for each share of pre-Spin-Off SPX unvested equity. However, the value of the post-Spin-Off shares was 25% of the value of the pre-Spin-Off shares. With regard to vested shares of Company stock, employees were treated the same as other stockholders and each received one share of FLOW and one share of post-Spin-Off SPX stock (SPXC) for each share of pre-Spin-Off SPX stock (SPW) owned as of the Spin-Off transaction record date.

For example, pre-Spin-Off, Mr. Lowe was granted 3,554 RSUs in January 2015. At Spin-Off, using the average three-day share price of $49.60, the fair market value of this award was $176,278 (3,554 RSUs X $49.60). The share conversion factor of 4.0589, results in the number of shares converted to post-Spin-Off shares of SPX totaling 14,425 (3,554 RSUs X 4.0589). Based on the average six-day share price of post-Spin-Off SPX stock of $12.22, the converted fair market value of this grant was virtually the same post-Spin-Off as it was pre-Spin-Off at $176,274 (14,425 RSUs X $12.22).

The increase in the number of shares to participants is offset by the reduction in the underlying value of the equity.

HOW DECISIONS FOR OUR CURRENT NAMED EXECUTIVE OFFICERS WERE MADE

The Role of the Compensation Committee

The Committee is responsible for overseeing that the executive compensation program is designed and administered in a manner consistent with our compensation philosophy. The Committee reviews compensation levels for all of our executive officers, including our NEOs. The Committee also makes all final compensation decisions regarding our NEOs and officers, except for the CEO, whose compensation is reviewed and approved by the full Board, based upon recommendations of the Committee.

The Committee also works very closely with its independent compensation consultant and with management to examine the effectiveness of the Company's executive compensation program. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which is available on the Company's website at www.spx.com.

The Role of Management

In general, certain members of our senior management team help prepare for and attend meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated. However, only the Committee members are allowed to vote on decisions regarding executive compensation. The Committee also receives recommendations from the CEO regarding the compensation of our other officers, including the other NEOs. The CEO does not participate in the deliberations of the Committee regarding his own compensation.

The Role of the Independent Compensation Consultant

The Committee engages an independent compensation consultant to provide expertise on competitive pay practices and compensation program design, and to provide an objective assessment of any inherent risks of any compensation programs. Pursuant to authority granted to it under its charter, the Committee has retained Pearl Meyer as its independent consultant. Pearl Meyer reports directly to the Committee and does not provide any additional services to management. The Committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules and has determined that work performed by Pearl Meyer does not create a conflict of interest.

The Role of the Peer Group

After the Spin-Off, the Committee refined SPX's peer group with the assistance of its independent compensation consultant to better reflect the Company's new structure. The Committee uses peer group data to assist in compensation decisions around base pay, short-term incentives, and long-term incentives, as well as benchmarking other executive compensation matters.

The peer companies were drawn from a pool of potential peer companies identified by our management as key competitors for senior talent or as having businesses or serving end markets similar to our company. These companies were further reviewed for appropriateness as peers by Pearl Meyer prior to the Committee approval. The primary factors used to generate the group were:

• A business mix similar to that of SPX;

• Similar end-markets;

• Competitors for executive talent;

• Target revenue of 0.4 to 2.0 times our forecasted revenue at the time of the Spin-Off; and

• Market capitalization.

SPX annual revenues rank slightly above that of the median peer company.

The updated peer group includes the following:

Post Spin-Off SPX Peer Companies	
Actuant Corporation	EnPro Industries, Inc.
Altra Industrial Motion Corp.	Graco Inc.
Chart Industries, Inc.	Joy Global, Inc.
CIRCOR International, Inc.	Regal Beloit Corporation
Crane Co.	Rexnord Corporation
Curtiss-Wright Corporation	The Babcock & Wilcox Company

HOW DECISIONS FOR THE PRE-SPIN-OFF EXECUTIVES WERE MADE

This section summarizes how the pre-Spin-Off Committee made decisions about compensation for our pre-Spin-Off executives. These decisions may no longer be reflective of our current approach to executive compensation.

For senior-level management, and in particular for the pre-Spin-Off NEOs, a significant majority of direct compensation (salary, bonus, and equity awards) was incentive-based. Bonuses were based on operating performance, and equity awards were designed to reward increased stock price and to aid in retention. Both cash bonuses and equity awards were also designed to align employee interests with those of our stockholders. Pre-Spin-Off NEOs also received certain perquisites and post-employment benefits.

Pre-Spin-Off NEO performance was judged primarily by reference to performance of the pre-Spin-Off Company as a whole. In addition, subjective assessments were made, including direct assessments of performance, formal talent assessment reviews, and assessments of adherence to the values of the pre-Spin-Off organization. At least annually, the pre-Spin-Off Committee reviewed tally sheets setting forth total compensation and walk-away values. The pre-Spin-Off Committee established and approved all elements of compensation for the pre-Spin-Off CEO based on input from and conversations with members of the pre-Spin-Off management team and its independent compensation consultant (Pearl Meyer), as well as its own assessments.

Prior to the Spin-Off, the most significant aspects of management's role in the pre-Spin-Off compensation-setting process were for the human resources, finance, and legal departments to prepare materials for the pre-Spin-Off Committee with input from the pre-Spin-Off Committee's independent compensation consultant. The pre-Spin-Off CEO provided his evaluation of the performance of each of the other pre-Spin-Off NEOs and offered recommendations regarding their salary levels, bonus targets, and equity awards. The pre-Spin-Off CEO reviewed these recommendations with the pre-Spin-Off Committee's independent compensation consultant, and then they were submitted to the pre-Spin-Off Committee for review, discussion, and approval. The pre-Spin-Off members of management also prepared and recommended business performance targets and objectives.

Historically, the pre-Spin-Off Committee also considered the competitive compensation practices of other companies for comparative purposes without targeting specific benchmark percentiles. These comparative analyses were just one of several tools used to set compensation. Compensation outside the target levels was awarded based on reasons that included, but were not limited to, market forces, Company or individual performance, longevity of contribution to the Company, existing contractual obligations, and differing levels of responsibility and value created by officers with the same or similar title. The following companies comprised the former peer group for determining 2015 compensation prior to the Spin-Off: Cameron International Corp., Carlisle Companies, Inc, Chicago Bridge & Iron Company N.V., Colfax Corp., Crane Co., Dover Corp., Dresser-Rand Group Inc., Flowserve Corp., FMC Technologies, Inc., Foster Wheeler AG, Ingersoll-Rand Co. Ltd., Jacobs Engineering Group Inc, KBR, Inc., Pall Corp., Parker-Hannifin Corp., Pentair, Ltd., Rockwell Automation, Inc., Roper Industries, Inc., The Babcock & Wilcox Co., and Xylem Inc.

2015 PROGRAM DESIGN AND DECISIONS

The pre-Spin-Off Committee made decisions about compensation for pre-Spin-Off SPX executive officers, unless otherwise noted. These decisions are reflective of historic compensation structure related to a significantly larger company, as well as the context of the Spin-Off transaction itself.

Base Salary

Current Named Executive Officers

SPX promoted all of its current NEOs from positions they held within the pre-Spin-Off organization, with the exception of Ms. White, who was hired on April 13, 2015 in anticipation of the Spin-Off. This was a significant factor in setting the initial post-Spin-Off base salaries for our current NEOs, in addition to benchmarking data that was provided by the Committee's independent compensation consultant. Each of the adjustments were made to set base pay between the 25th percentile and median pay of our current peer group. The table below shows the pre- and post-Spin-Off base salaries for each of the current NEOs, which were approved by the current Committee during a special meeting on the first business day following the Spin-Off.

Current NEO	Title	Base Salary (01/01/2015)	Base Salary (From 3/23/2015)	Base Salary (Effective 9/21/2015)
Eugene J. Lowe, III	President and Chief Executive Officer	$370,000	$420,000	$775,000
Scott W. Sproule	Vice President, Chief Financial Officer and Treasurer	$325,395	$341,665	$410,000
John W. Swann, III	President, Weil-McLain, Marley Engineered Products and Radiodetection	$324,480	$345,571	$400,000
John W. Nurkin	Vice President, Secretary and General Counsel	$270,816	$287,065	$330,000
NaTausha H. White	Vice President and Chief Human Resources Officer	N/A	$325,000*	$325,000

* Ms. White's base salary effective as of her hire date on April 13, 2015.

Pre-Spin-Off Named Executive Officers

No pre-Spin-Off NEO other than Mr. Smeltser received a salary increase for 2015. Mr. Smeltser received an increase in salary of 3%, in line with the U.S. merit increase budget for all employees.

Pre-Spin-Off NEO	Pre-Spin-Off Title	Base Salary (01/01/2015)	Base Salary (from 3/23/2015)
Christopher J. Kearney	Chairman, President and Chief Executive Officer	$1,224,800	$1,224,800
Jeremy W. Smeltser	Vice President and Chief Financial Officer	$ 571,200	$ 588,300
Robert B. Foreman	Executive Vice President, Global Business Systems and Services; President, Asia Pacific	$ 840,050	$ 840,050
David A. Kowalski	President, Global Manufacturing Operations	$ 613,500	$ 613,450

Executive Bonus Program

For 2015, our current NEO's participated in the same bonus structure as the pre-Spin-Off NEOs.

Bonuses to named executive officers are paid under the 162(m) Plan (defined later). Provided that the performance metrics under the 162(m) Plan are met, and subject to the maximum payment amount permitted under the 162(m) Plan, the Committee has provided that annual incentive payments under the 162(m) Plan shall be paid by reference to the metrics under the Executive Bonus Plan (as further described below), the plan under which other executives were paid.

The Executive Bonus Plan paid bonuses ranging from 0% to 200% of target bonus by reference to one or more metrics. The threshold for at least one metric must have been met in order for any bonus to be paid. If only one metric threshold were met, total potential payout was limited to 50% of target bonus.

In anticipation of the Spin-Off and to keep all corporate Executive Bonus Plan participants focused on executing the transaction and facilitating a smooth transition following the Spin-Off, the pre-Spin-Off Committee approved Spin-Off-related metrics and a minimum payout opportunity under the Executive Bonus Plan of 85%. Target payout opportunity was 125% and the maximum payout opportunity remained capped at 200%.

The table below shows the 2015 threshold, target, and maximum goals for each of the relevant metrics under the Executive Bonus Plan, as set by the pre-Spin-Off Committee, and the actual performance results.

Performance Metric	Level of Performance ($ Millions)			
	Threshold ($)	Target ($)	Maximum ($)	Actual ($)
Bank EBITDA	$ 175	$ 185	$ 195	$ 132
Revenue	$1,928	$1,960	$1,992	$1,721

The metrics selected for the Executive Bonus Plan were Bank EBITDA (Consolidated EBITDA, as defined in our credit facilities) and Revenue. These metrics were selected because the pre-Spin-Off Committee believed they are transparent and provide certainty of calculation. Further, these metrics aligned with public communications and internal business goals.

Bank EBITDA equals Net Income, plus (or minus, in the case of a benefit): income tax expense, interest expense, depreciation and amortization, write-off intangibles, extraordinary or non-reoccurring cash or non-cash expenses, loss on disposition of assets, loss on discontinued operations, and pension expense. For the complete definition of Bank EBITDA, see our credit facilities filed as exhibits to our periodic reports with the SEC. Revenue is the total sales for post-Spin-Off SPX in 2015.

Based on the performance results above, the Committee exercised negative discretion and approved an 85% payout under the 162(m) Plan by reference to the Executive Bonus Plan. This payout applied to all our current NEOs, with the exception of Mr. Swann, whose payout was based on results specific to his business units (see tables below). This payout also applied to the pre-Spin-Off NEOs who were employed by FLOW as of the Spin-Off. However, SPX did not make these payments to the pre-Spin-Off NEOs who were employed by FLOW as of the Spin-Off. The following tables summarize actual bonus payouts.

Current Named Executive Officers

This table shows the total bonuses earned by our current NEOs for 2015. The total bonus amount is the sum of bonuses earned in their roles for the period prior to the Spin-Off and bonuses earned for the period following the Spin-Off through the end of the year.

Current NEOs	Base Salary as of 12/31/2015	Before Spin-Off: 1/1/2015 – 9/26/2015			After Spin-Off: 9/27/2015 – 12/31/2015			Total Bonus
		Target Payout (as a % of Base Salary)	Bonus Achieved (%)	Bonus Earned ($)	Target Payout (as a % of Base Salary)	Bonus Achieved (%)	Bonus Earned ($)	
Eugene J. Lowe, III	$775,000	70%	85%	$339,510	100%	85%	$173,736	$513,246
Scott W. Sproule	$410,000	50%	85%	$128,294	70%	85%	$ 64,339	$192,633
John W. Swann, III	$400,000	50%	60%	$ 87,910	60%	84%	$ 53,043	$140,953
John W. Nurkin	$330,000	45%	85%	$ 92,935	60%	85%	$ 44,387	$137,322
NaTausha H. White*	$325,000	55%	85%	$ 69,290	55%	85%	$ 40,071	$109,362

* Total bonus of $109,362 is for the period April 13, 2015 (date of hire) through December 31, 2015.

Former SPX Executives

This table shows only a pro-rata portion, calculated based on the time elapsed as of the Spin-Off, of the bonus that could be earned by the former SPX executives for the period January 1, 2015 through December 31, 2015, assuming a bonus achieved of 85%. Please refer to the SPX FLOW, Inc. proxy statement for information about bonus amounts ultimately earned by the former SPX executives for the period January 1, 2015 through December 31, 2015 and which were paid by FLOW.

| | | Pre-Spin-Off: 1/1/2015 – 9/26/2015 | | |
Pre-Spin-Off NEO	Base Salary as of 9/25/2015	Target Payout (as a % of Base Salary)	Bonus Achieved (%)	Bonus Earned ($)
Christopher J. Kearney	$1,224,800	130%	85%	$997,440
Jeremy W. Smeltser	$ 588,300	80%	85%	$294,827
Robert B. Foreman	$ 840,050	100%	85%	$526,240
David A. Kowalski	$ 613,450	80%	85%	$307,431

Equity-Based Awards

Current Named Executive Officers

Long-term incentives are an integral part of our executive compensation program. They are designed to strongly align the financial interests of our NEOs with those of our stockholders through performance-based compensation that correlates with long-term stockholder value. Our long-term incentive awards also support our executive retention strategy.

For 2015, the current Committee did not approve any new equity awards for the current NEOs beyond the one-time grant described on page 26 of this Proxy Statement. The only other actions related to equity awards in 2015 for the new NEOs were made by the former members of the Committee prior to the Spin-Off. The following actions were taken by the pre-Spin-Off Committee, in anticipation of the Spin-Off and in conjunction with pre-Spin-Off promotions and historic award grants:

- Prior to the Spin-Off, on April 13, 2015, Ms. White received a new-hire award of 14,620 RSUs post-conversion shares, which vest ⅓ per year on the first trading day of each calendar year.

- Prior to the Spin-Off, on August 20, 2015, SPX granted equity awards to key individuals who were essential to the completion of Spin-Off-related activities, which included Mr. Sproule and Mr. Nurkin. Each received recognition equity awards prior to becoming officers of SPX. Each received grants of 10,147 RSUs post-conversion shares, which vest ⅓ per year on the anniversary of the grant date.

- Prior to the Spin-Off, on August 20, 2015, the former members of the Committee approved 50% vesting of the performance-based equity awards that were granted as part of the long-term incentive awards provided to non-officers in 2013 (for the 2013-2015 performance cycle, based on r-TSR vs. the S&P Composite 1500 Industrials Index). Accordingly, each of Mr. Lowe, Mr. Sproule, Mr. Swann and Mr. Nurkin's PSUs vested for the performance period at 50% of post-Spin-Off converted target shares (6,545, 6,732, 3,738, and 4,487, respectively). These same modifications also apply to the 2014 performance-based equity awards that were granted as part of the long-term incentive awards provided to non-officers in 2014 (for the 2014-2017 performance cycle, based on r-TSR vs. the S&P Composite 1500 Industrials Index).

For 2016, the current Committee approved the following mix of long-term equity incentive awards:

- Performance Share Units (PSUs) tied to r-TSR and the S&P 600 Capital Goods Index over a three-year performance measurement period;

- Cash Performance Units (CPUs) tied to Segment income over a three-year performance measurement period that are aligned to external commitments;

- Stock Options; and

- Time-based Restricted Stock Units (RSUs).

Note: PSUs are capped at target if the SPX r-TSR metric is negative.

Pre-Spin-Off Executive Officers

The pre-Spin-Off Committee historically awarded performance-based equity awards as part of SPX's long-term incentive program. For 2015, in light of the planned Spin-Off, the pre-Spin-Off Committee determined that senior executives (including the pre-Spin-Off NEOs) should receive their 2015 awards in the form of both stock options and time-vested restricted shares. The table below shows the value of the long-term incentive awards granted for 2015 to each of the pre-Spin-Off NEOs:

Pre-Spin-Off NEO	Stock Options ($)	Time-Vested Restricted Shares ($)	LTI Fair Market Value at Grant Date ($)
Christopher J. Kearney	$3,382,501	$3,382,505	$6,765,006
Jeremy W. Smeltser	$ 786,347	$ 786,312	$1,572,659
Robert B. Foreman	$1,043,213	$1,043,235	$2,086,448
David A. Kowalski	$ 786,347	$ 786,312	$1,572,659

These awards vest ratably over three years, except that stock granted to retirement-eligible officers vested at the time of the Spin-Off. Retirement-eligible officers (Mr. Kearney, Mr. Foreman, and Mr. Kowalski) agreed not to sell or impair such vested equity until it would have vested had they not been retirement-eligible.

Results of 2013-2015 Performance Cycle

As mentioned earlier, prior to the Spin-Off, on August 20, 2015, the former members of the Committee approved 50% vesting of the performance-based equity awards that were granted as part of the long-term incentive awards provided to non-officers in 2013 (for the 2013-2015 performance cycle, based on r-TSR vs. the S&P Composite 1500 Industrials Index).

These same modifications also apply to the 2014 PSU awards to non-officers that spans the 2014-2016 performance cycle.

OTHER PRACTICES, POLICIES AND GUIDELINES

Policy on Hedging

No SPX employee may trade in derivative securities relating to SPX securities, such as put and call options or forward transactions.

Impact on Compensation from Misconduct–Clawbacks

If the Board were to determine that a named executive officer had engaged in fraudulent or intentional misconduct, it would take action to remedy the misconduct and impose appropriate discipline. Discipline would vary based on the facts and circumstances, but may include termination of employment or other appropriate actions.

We retroactively adjust compensation in the event of a restatement of financial or other performance results to the extent required by the Sarbanes-Oxley Act of 2002. The 162(m) Plan provides for repayment or forfeiture of awards under specified circumstances if the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Any awards earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document that failed to materially comply with a financial reporting requirement must be paid back to the Company. To the extent that the affected award was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the executive officer, the deferred amount (and any earnings from it) must be forfeited. Beginning in 2013, our equity award agreements have provided that awards are subject to any compensation recovery policy adopted by us, as amended from time to time.

Other Benefits and Perquisites

We provide perquisites to attract and retain executives in a competitive marketplace, and believe these benefits are generally consistent with market practices of our peer group and other comparable public industrial manufacturing companies. See the Summary Compensation Table and accompanying footnotes for a full listing of benefits and perquisites. We do not provide tax gross-up payments for perquisites.

In connection with the relocation of our headquarters to Charlotte, North Carolina in 2002, our then-employees who relocated, including Mr. Foreman, were eligible to receive interest-free, 20-year relocation loans to finance the purchase of a principal residence. Mr. Foreman received a loan in the amount of $1.5 million. Under the terms of this loan, we have notified Mr. Foreman that the loan is due and payable and anticipate that it will be repaid on or before August 19, 2016. We have not made any relocation loans to officers since 2002.

Our CEO may utilize our aircraft for personal travel for himself and his family. Other executive officers may be permitted personal use of our aircraft for themselves and their families if approved by our CEO. We report the value of any personal use of our corporate aircraft by NEOs as ordinary taxable income and as compensation in the Summary Compensation Table on page 36.

Retirement and Deferred Compensation Plans

Post-Spin-Off, none of our current NEOs participate in a defined benefit pension plan.

Executive officers and other senior-level management are eligible to participate in the SPX Corporation Retirement Savings and Stock Ownership Plan (the "401(k) Plan") and the SPX Corporation Supplemental Retirement Savings Plan (the "SRSP"), a non-qualified deferred compensation plan that permits voluntary deferrals of base salary and annual bonuses. For more information regarding these plans, see the Nonqualified Deferred Compensation in 2015 table and accompanying narrative and footnotes, beginning on page 44.

Pre-Spin-Off NEOs participated in the SPX Corporation Supplemental Retirement Plan for Top Management (the "TMP"). Some of the pre-Spin-Off NEOs were also participants in the SPX US Pension Plan (formerly named the SPX Corporation Individual Account Retirement Plan) (the "IARP") and the SPX Corporation Supplemental Individual Account Retirement Plan (the "SIARP"). None of our current NEOs participate in these plans. The IARP and SIARP accounts with respect to executive officers were frozen prior to the Spin-Off. The TMP liabilities and benefits for the pre-Spin-Off NEOs transferred to FLOW at the time of the Spin-Off.

Termination and Change-in-Control Provisions

We design termination and change-in-control contractual provisions to be competitive at the time we enter into an agreement. As a result, our agreements have changed over time, with newer agreements generally offering reduced payments and increased vesting obligations.

On September 28, 2015, the Committee recommended and the Board approved an employment agreement and a change-in-control agreement for the Company's President and Chief Executive Officer and severance benefit agreements and change-in-control agreements for all other current executive officers.

Our severance arrangements are designed to protect stockholder interests by stabilizing management during periods of uncertainty. Executives often assign significant value to severance agreements because they provide compensation for lost professional opportunities in the event of a change in control.

Severance agreements also can be a powerful tool to discourage entrenchment of management, in that severance agreements can offset the risk of financial and professional loss that management may face when recommending a sale to or merger with another company. Our severance arrangements are structured to serve the above functions, which differ, and are perceived by recipients to differ, from pay for performance. Accordingly, decisions relating to other elements of compensation have minimal effect on decisions relating to existing severance agreements.

Post-Spin-Off, SPX utilizes a double-trigger in the event of a change in control. If the executive officer experiences a qualifying negative employment action following a change in control, the executive officer becomes immediately vested in all previously granted unvested SPX equity, including shares subject to performance vesting at the target level of vesting. This feature is designed to be equitable in the event of dismissal without cause or resignation for good reason, and we believe it is appropriate in the event of termination following a change in control.

Severance and change-in-control terms are further discussed and quantified in "Potential Payments Upon Termination or Change in Control," beginning on page 45.

Tax Matters

We seek to structure executive compensation in a tax efficient manner and review compensation plans in light of applicable tax provisions, including Section 162(m) of the Internal Revenue Code. To maintain flexibility in structuring executive compensation to achieve its goals and compensation philosophy, the Committee has not adopted a policy requiring all compensation to be tax deductible. We structure our executive officer bonuses to be tax deductible, and therefore a separate plan, the SPX Corporation Executive Annual Bonus Plan (the "162(m) Plan"), determines whether each executive officer qualifies for the payment of bonuses described above, and sets a cap on the amount of bonus that may be awarded and treated as tax-deductible.

The Committee may set the amounts payable under the 162(m) Plan (subject to the maximum amount permitted under the 162(m) Plan and applicable performance metrics being met). While the Committee can exercise its discretion to reduce any bonus payable under the 162(m) Plan, the Committee does not have discretion to increase the bonus payable under the 162(m) Plan.

A portion of the stock awarded to executive officers vests based on the same trigger as under the 162(m) Plan. In 2015, the 162(m) Plan performance goal was met.

Stock Ownership Guidelines

Our Stock Ownership Guidelines are designed to help ensure officers interests are closely aligned with those of our long-term stockholders. Additional detail can be found in the Ownership of Common Stock section on page 18.

Notes

The discussion of performance targets in this Compensation Discussion and Analysis is exclusively in the context of executive compensation, and should not be used for any other purpose, or regarded as an indication of management's expectations of future results.

References to "bonuses" are to performance-based payments reflected as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" on page 36.

Risk Analysis

Management regularly monitors and reviews our compensation programs and the related risks, and reports its findings to the Committee.

We do not believe our compensation policies and practices give rise to risks that are reasonably likely to have a material adverse effect on our Company. In reaching this conclusion, we considered the following factors:

- Our compensation program is designed to provide a mix of both fixed and variable incentive compensation.

- The variable portions of compensation (cash incentive and performance-based equity awards) are designed to reward both annual performance (under both programs) and longer-term performance (under performance-based equity awards). We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our Company's long-term best interests.

- A significant percentage of our executives' compensation is based on the performance of our total Company. This is designed to mitigate any incentive to pursue strategies that might maximize the performance of a single operating division to the detriment of our Company as a whole.

- Our executive officers are subject to stock ownership guidelines, which we believe incentivize our executives to consider the long-term interests of our Company and our stockholders and discourage excessive risk-taking that could negatively impact our stock price.

- A qualitative risk assessment concluded that our plans do not have an unreasonable ratio between fixed and variable compensation. The bonus plans are capped at specified maximum percentages, which limit incentives to undertake excessive risk.

- The executive and management bonus plans also have claw-back provisions relating to any fraud, manipulation or negligence in connection with computation of performance measures or payments under the plans.

- Incentive plans are primarily determined by a formula.

- Sales incentive plans are regularly reviewed.

- In addition to the structure of our plans, we mitigate any risk that may be generated by compensation plans through management oversight, compliance training and enforcement, and periodic reviews.

No single SPX business unit carries a significant portion of the Company's risk profile, or has compensation structured significantly different than other units within the Company, regardless of relative business unit profitability or compensation expense as a percentage of revenues.

Management does not believe that any of the design features pose a significant concern. Based upon this analysis, we determined that the compensation programs do not present a material risk.

Compensation Committee Report

The Compensation Committee of the SPX Board of Directors consists of three directors. Each of the Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. Additionally, each member of the Committee is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code. The Committee reviews SPX's "Compensation Discussion and Analysis" on behalf of the Board.

The Committee has reviewed and discussed the "Compensation Discussion and Analysis" with management, and based on the review and discussions, the Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and SPX's Annual Report on Form 10-K for the year ended December 31, 2015.

Compensation Committee,

David A. Roberts, Chairman
Ricky D. Puckett
Ruth G. Shaw

Compensation Tables

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation for the named executive officers during 2015. The "named executive officers" are (i) our Chief Executive Officer, our Chief Financial Officer, and our next three most highly compensated officers who were serving as officers as of December 31, 2015 (top portion of this and the following tables) ("current NEOs"), and (ii) our former Chief Executive Officer, our former Chief Financial Officer, and our next two most highly compensated former officers for whom we are required to disclose compensation during 2015 pursuant to Item 402(a)(3) of Regulation S-K (bottom portion of this and the following tables) ("pre-Spin-Off NEOs").

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[6]	Total ($)
Eugene J. Lowe, III *President and Chief Executive Officer*	2015	$ 511,692	$ —	$1,742,982	$1,555,156	$ 513,246	$ —	$ 48,047	$ 4,371,123
Scott W. Sproule *Vice President, Chief Financial Officer and Treasurer*	2015	$ 358,861	$ —	$1,007,677	$ 312,495	$ 192,633	$ —	$ 29,281	$ 1,900,947
John W. Swann, III *President, Weil-McLain, Marley Engineered Products and Radiodetection*	2015	$ 357,768	$ —	$ 694,548	$ 249,999	$ 140,953	$ —	$ 28,753	$ 1,472,021
John W. Nurkin *Vice President, Secretary and General Counsel*	2015	$ 296,827	$ —	$ 731,711	$ 207,499	$ 137,322	$ —	$ 22,896	$ 1,396,255
NaTausha H. White *Vice President and Chief Human Resources Officer*	2015	$ 236,250	$100,000	$ 462,431	$ 162,500	$ 109,362	$ —	$ 93,855	$ 1,164,398
		($)[7]	($)	($)[8]	($)[9]	($)[10]	($)[11]	($)[12]	($)
Christopher J. Kearney *Former Chairman, President and Chief Executive Officer*	2015	$ 904,468	$ —	$3,382,505	$3,382,501	$ 997,440	$6,446,495	$469,917	$15,583,326
	2014	$1,214,277	$ —	$6,941,749	$ —	$3,088,946	$3,585,158	$412,522	$15,242,652
	2013	$1,147,615	$ —	$5,199,977	$ —	$1,824,680	$ 771,380	$261,011	$ 9,204,663
Jeremy W. Smeltser *Former Vice President and Chief Financial Officer*	2015	$ 430,359	$ —	$ 786,312	$ 786,347	$ 294,827	$ 335,729	$ 74,512	$ 2,708,086
	2014	$ 556,923	$ —	$1,613,698	$ —	$ 886,502	$ 326,309	$104,098	$ 3,487,530
	2013	$ 486,538	$ —	$1,188,532	$ —	$ 484,000	$ 70,908	$ 57,651	$ 2,287,629
Robert B. Foreman *Former Executive Vice President, Global Business Systems and Services; and President, Asia Pacific*	2015	$ 604,190	$ —	$1,043,235	$1,043,213	$ 526,240	$4,779,901	$244,799	$ 8,241,578
	2014	$ 832,814	$ —	$2,140,906	$ —	$1,629,697	$2,393,486	$335,293	$ 7,332,196
	2013	$ 788,110	$ —	$1,485,670	$ —	$ 961,950	$1,297,713	$213,690	$ 4,747,133
David A. Kowalski *Former President, Global Manufacturing Operations*	2015	$ 453,044	$ —	$ 786,312	$ 786,347	$ 307,431	$ 679,668	$ 55,858	$ 3,068,660
	2014	$ 607,990	$ —	$1,613,698	$ —	$ 538,364	$ 827,648	$122,555	$ 3,710,256
	2013	$ 548,654	$ —	$1,188,532	$ —	$ 483,000	$ 193,282	$ 81,176	$ 2,494,644

(1) Named executive officers are eligible to defer up to 50% of their salaries into the SPX Corporation Retirement Savings and Stock Ownership Plan, a tax-qualified retirement savings plan (the "401(k) Plan"), and the SPX Corporation Supplemental Retirement Savings Plan, a nonqualified deferred compensation plan (the "SRSP"). In 2015, the current NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$ 5,692	$26,827
Scott W. Sproule	$ 7,509	$36,750
John W. Swann, III	$ 8,861	$45,816
John W. Nurkin	$ 4,166	$17,118
NaTausha H. White	$18,000	$ —

(2) The amount reflects the new-hire bonus paid to Ms. White when she joined the Company in April 2015.

(3) Stock Award grants are generally subject to performance or time vesting conditions. The amounts reported in the above table were calculated in accordance with FASB ASC Topic 718 ("Topic 718") to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, for additional information regarding the calculation of these numbers. See the Grants of Plan-Based Awards in 2015 table, on page 39, for more information on these grants.

Includes fair-value of 2013 and 2014 PSUs that included a guaranteed vesting provision of 50% of target shares, based on approval by the pre Spin-Off Committee on August 20, 2015. The incremental share value for 2013 of $30.91 is based on the post-modification value of $31.02 less the pre-modification value of $0.11. The incremental share value for 2014 of $29.70 is based on the post-modification value of $30.63 less the pre-modification value of $0.93. Calculations of fair-value are in accordance with Topic 718, based on pre-Spin-Off shares without conversion to post-Spin-Off shares. Mr. Lowe's 2013 incremental fair-value of $99,685 is based on 3,225 shares. Mr. Lowe's 2014 incremental fair-value of $88,120 is based on 2,967 shares. Mr. Sproule's 2013 incremental fair-value of $102,528 is based on 3,317 shares. Mr. Sproule's 2014 incremental fair-value of $74,636 is based on 2,513 shares. Mr. Swann's 2013 incremental fair-value of $56,936 is based on 1,842 shares. Mr. Swann's 2014 incremental fair-value of $57,024 is based on 1,920 shares. Mr. Nurkin's 2013 incremental fair-value of $68,342 is based on 2,211 shares. Mr. Nurkin's 2014 incremental fair-value of $49,748 is based on 1,675 shares.

(4) Stock Option Awards reflect the fair-value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, for additional information regarding the calculation of these numbers. See the Grants of Plan-Based Awards in 2015 table, on page 39, for more information on these grants.

(5) In 2016, the year in which they received the 2015 non-equity incentive compensation payout, the following NEOs deferred the following portions of their non-equity incentive compensation awards into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Eugene J. Lowe, III	$ 6,077	$0
Scott W. Sproule	$ 8,538	$0
John W. Swann, III	$ 6,462	$0
John W. Nurkin	$10,986	$0
NaTausha H. White	$10,500	$0

The 2015 bonus awards were not eligible to be deferred under the SRSP.

(6) All Other Compensation for 2015 for current NEOs is outlined in the table below:

All Other Compensation	Eugene J. Lowe, III	Scott W. Sproule	John W. Swann, III	John W. Nurkin	NaTausha H. White
Relocation—Taxable [a]					$79,949
Relocation—Non Taxable [a]					$ 656
Financial Planning	$ 525				
Executive Physical	$ 668				
Guest Travel/Meals (non-aircraft)		$ 719	$ 400	$ 947	
Business Use of Aircraft/Guest Travel (Grossed-Up) [b]	$ 6,837				
Aircraft—Incremental Cost [c]	$ 40				
Retirement Savings Plan Match	$13,250	$13,250	$13,250	$13,250	$13,250
Supplemental Retirement Savings Plan Match	$26,727	$15,312	$15,103	$ 8,699	
Total	**$48,047**	**$29,281**	**$28,753**	**$22,896**	**$93,855**

(a) Ms. White was provided with a relocation package in connection with her hiring.
(b) Represents guest non-business travel accompanying executive officer on business travel. The value shown reflects U.S. Department of Transportation's standard industry fare level ("SIFL") rates, tax, and terminal charges.
(c) Represents variable costs for executive personal use of corporate aircraft; includes fuel, crew expense, maintenance, airport fees, and food and beverages.

(7) Represents salaries of the pre-Spin-Off NEOs from January 1, 2015, through the Spin-Off on September 26, 2015. The named executive officers were eligible to defer up to 50% of their salaries (up to applicable IRS limits) into the 401(k) Plan and the SRSP. In 2015, the pre-Spin-Off NEOs deferred the following portions of their salaries into the 401(k) Plan and the SRSP:

Name	Deferred into 401(k) Plan	Deferred into SRSP
Christopher J. Kearney	$18,000	$165,720
Jeremy W. Smeltser	$16,477	$ 49,016
Robert B. Foreman	$22,801	$ 37,479
David A. Kowalski	$ 8,259	$ 23,948

(8) Stock Award grants are generally subject to performance or time vesting conditions. The amounts reported in the above table were calculated in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the years ended December 31, 2015, 2014, and 2013, for additional information regarding the calculation of these numbers. See the Grants of Plan-Based Awards in 2015 table, on page 39, for more information on these grants.

(9) Stock Option Awards reflect the fair value at time of grant in accordance with Topic 718 to reflect their grant date fair value given vesting requirements. See note 15 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, for additional information regarding the calculation of these numbers. See Grants of Plan-Based Awards in 2015 table, on page 39, for more information on these grants.

(10) Represents pro-rata portion of the annual incentive paid to pre-Spin-Off SPX executives, which was paid by FLOW at the same time as bonuses were paid to other employees of FLOW. In 2016, the pre-Spin-Off executives received the 2015 non-equity incentive compensation payout from FLOW, and SPX did not have any obligation to pay the amounts or reimburse FLOW for making the payments.

(11) The change in pension value is based on assumed weighted-average discount rates of 4.21% at December 31, 2015, and 3.62% at December 31, 2014. Normal increases in pension value due to changes in pay, additional service, additional age, lump sum interest rate, and mortality improvements accounted for the remaining increases for these NEOs.

There were no above-market earnings on non-qualified deferred compensation to report for any of these NEOs in 2015.

(12) All Other Compensation in 2015 for pre-Spin-Off NEOs is outlined in the table below:

All Other Compensation	Christopher J. Kearney	Jeremy W. Smeltser	Robert B. Foreman	David A. Kowalski
Board of Director	$116,739			
Financial Planning	$ 17,875	$ 5,564		
Executive Physical	$ 334	$ 80		
Headquarter Relocation Loan[a]			$ 84,000	
SPX Foundation Matching Gift[b]			$ 30,000	
Personal Use of Aircraft[c]	$ 51,192			
Business Use of Aircraft/Guest Travel (Grossed-Up)[d]	$ 8,913			$ 3,731
Aircraft—Incremental Cost[e]	$ 68,660		$ 120	$ 80
Retirement Savings Plan Match	$ 13,250	$13,250	$ 13,250	$13,250
Supplemental Retirement Savings Plan Match	$187,127	$52,906	$ 99,737	$36,673
Retiree Medical[f]	$ 5,827	$ 2,712	$ 17,692	$ 2,124
Total[g]	$469,917	$74,512	$244,799	$55,858

(a) Represents the market interest rate on the $1.5 million interest-free loan that Mr. Foreman received in February 2002 in connection with his relocation to Charlotte, North Carolina.

(b) The SPX Foundation made donations for charitable contributions for any employee up to a total of $20,000 per annum. The Foundation made contributions for these pre-Spin-Off NEOs up to a total of $50,000 per annum. Amounts reported are matching amounts in excess of the $20,000 match available to all employees. The matching gift program was suspended as of June 30, 2015.

(c) Represents non-business use for pre-Spin-Off officers and guests. The value shown reflects SIFL rates, tax, and terminal charges.

(d) Represents guest non-business travel accompanying pre-Spin-Off on business travel. The value shown reflects SIFL rates, tax, and terminal charges.

(e) Represents variable costs for pre-Spin-Off officer personal use of corporate aircraft; includes fuel, crew expenses, maintenance, airport fees, and food and beverages.

(f) Represents the change in value between December 31, 2014, and December 31, 2015, of the post-retirement medical benefit.

(g) Pre-Spin-Off NEOs also benefitted from post-retirement key manager life benefit and coverage under the executive long-term disability plan.

The above benefits for Mr. Lowe are provided pursuant to the terms of his employment agreement. His employment agreement provides for annual base salary levels, annual incentive compensation opportunity, severance entitlements, and allowance amounts for annual income tax return preparation and financial planning. The initial term of Mr. Lowe's employment agreement expires on December 31, 2017, and the term will automatically renew in additional subsequent year-long terms unless at least 180 days prior to the expiration of the initial or any subsequent extended term of the employment agreement one of the parties provides the other party with a written notice of nonrenewal.

The above benefits for pre-Spin-Off NEOs were provided pursuant to the terms of their employment agreements. Each such employment agreement with a pre-Spin-Off NEO was assigned to FLOW as of the Spin-Off.

See "Compensation Discussion and Analysis" beginning on page 22, for further discussion and explanation of each element of compensation.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding equity and non-equity awards granted to the current NEOs in 2015 and the pre-Spin-Off NEOs in 2015 through the date of the Spin-Off.

Name	Grant Date[1]	Award Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)[2]	Estimated Future Payouts Under Equity Incentive Plan Awards			Stock Option Awards (#)[4]	Exercise Price of Stock Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[8]
				Threshold (#)[3]	Target (#)[3]	Maximum (#)[3]			
Eugene J. Lowe, III	1/2/2013[5]	8/20/2015[5]		1,613	3,225	4,031			$ 100,040
	1/2/2014[6]	8/20/2015[6]		1,484	2,967	3,709			$ 90,879
	1/2/2015	12/18/2014	$1,207,637		14,425				$ 305,174
	1/2/2015[7]	12/18/2014					45,776	$21.16	$ 305,170
	10/13/2015	10/13/2015			101,133				$1,250,004
	10/13/2015	10/13/2015					332,673	$12.36	$1,249,986
Scott W. Sproule	1/2/2013[5]	8/20/2015[5]		1,659	3,317	4,146			$ 102,893
	1/2/2014[6]	8/20/2015[6]		1,257	2,513	3,141			$ 76,973
	1/2/2015	12/18/2014	$ 453,253		17,307				$ 366,145
	8/20/2015	8/20/2015			10,147				$ 151,870
	10/13/2015	10/13/2015			25,283				$ 312,498
	10/13/2015	10/13/2015					83,168	$12.36	$ 312,495
John W. Swann, III	1/2/2013[5]	8/20/2015[5]		921	1,842	2,303			$ 57,139
	1/2/2014[6]	8/20/2015[6]		960	1,920	2,400			$ 58,810
	1/2/2015	12/18/2014	$ 421,099		15,626				$ 330,582
	10/13/2015	10/13/2015			20,227				$ 250,006
	10/13/2015	10/13/2015					66,535	$12.36	$ 249,999
John W. Nurkin	1/2/2013[5]	8/20/2015[5]		1,106	2,211	2,764			$ 68,585
	1/2/2014[6]	8/20/2015[6]		838	1,675	2,094			$ 51,305
	1/2/2015	12/18/2014	$ 323,110		12,018				$ 254,252
	8/20/2015	8/20/2015			10,147				$ 151,870
	10/13/2015	10/13/2015			16,788				$ 207,500
	10/13/2015	10/13/2015					55,224	$12.36	$ 207,499
NaTausha H. White	4/13/2015	4/13/2015	$ 257,321		14,620				$ 299,934
	10/13/2015	10/13/2015			13,147				$ 162,497
	10/13/2015	10/13/2015					43,248	$12.36	$ 162,500
	[1]	[1]	($)[9]		(#)[10]		(#)[11]	($)[12]	($)[13]
Christopher J. Kearney	1/2/2015	12/18/2014	$2,388,360		39,391				$3,382,505
	1/2/2015	12/18/2014					125,007	$85.87	$3,382,501
Jeremy W. Smeltser	1/2/2015	12/18/2014	$ 705,960		9,157				$ 786,312
	1/2/2015	12/18/2014					29,061	$85.87	$ 786,347
Robert B. Foreman	1/2/2015	12/18/2014	$1,260,075		12,149				$1,043,235
	1/2/2015	12/18/2014					38,554	$85.87	$1,043,213
David A. Kowalski	1/2/2015	12/18/2014	$ 736,140		9,157				$ 786,312
	1/2/2015	12/18/2014					29,061	$85.87	$ 786,347

(1) The pre-Spin-Off Committee approved annual equity awards and participation in the 162(m) Plan bonuses at the December 2014 Committee meeting. The Committee determines the effective date of RSUs without regard to current or anticipated stock price levels or the release of material non-public information. Additionally, on April 13, 2015, Ms. White received a new hire RSU award approved by the Committee. On August 20, 2015, Mr. Sproule and Mr. Nurkin, prior to their appointment as executive officers, received an award of RSUs for their efforts to execute the Spin-Off. On October 13, 2015, the current Committee approved equity awards to all new executive officers.

(2) Represents the maximum amount payable under the 162(m) Plan if the performance target is reached, subject to the Committee's ability, in its sole discretion, to reduce the amount actually paid. In 2016, the Committee determined the amount payable under the 162(m) Plan by reference to the Executive Bonus Plan performance metrics. See "Compensation Discussion and Analysis—Executive Bonus Program" beginning on page 29. Target payout for 2015 is 125%. The maximum payout permissible under the Executive Bonus Plan is 200% of target. This represents prorated amounts based on bonus targets prior to becoming an officer. In relation to retention efforts in order to effect the Spin-Off, the minimum payment opportunity under the 2015 Executive Bonus Plan was set at 85% of the NEO's bonus target amount.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		
	Threshold	Target	Maximum
Eugene J. Lowe, III	$513,246	$754,773	$1,207,637
Scott W. Sproule	$192,633	$283,283	$ 453,253
John W. Swann, III	$ 10,527	$210,549	$ 421,099
John W. Nurkin	$137,322	$201,944	$ 323,110
NaTausha H. White	$109,362	$160,826	$ 257,321

(3) RSU awards for 2015 are time-based and do not have a performance requirement for vesting. The time-based awards vest ratably over three years— January 2, 2016, January 2, 2017, January 2, 2018 and October 13, 2016, October 13, 2017, October 13, 2018, respectively. The 2013 and 2014 performance-based awards are subject to a minimum payout of 50% and a maximum payout of 125%. See "Compensation Discussion and Analysis – Equity Based Awards," beginning on page 31.

(4) Represents the number of stock options granted based on the exercise price on the grant date, as adjusted in connection with the Spin-Off.

(5) In relation to retention efforts in order to effect the Spin-Off, the pre-Spin-Off Board approved an amendment to the PSU grant received by non-officers on January 2, 2013. The estimated payouts of this award represent the Topic 718 modified fair value of $31.02/share, based on the closing price of our stock on the amended award date of August 20, 2015.

(6) In relation to retention efforts in order to effect the Spin-Off, the pre-Spin-Off Board approved an amendment to the PSU grant received by non-officers on January 2, 2014. The estimated payouts of this award represent the Topic 718 modified fair value of $30.63/share, based on the closing price of our stock on the amended award date of August 20, 2015.

(7) Represents Mr. Lowe's stock option award of January 2, 2015, at the post-Spin-Off conversion price. Based on a Black-Scholes option valuation of 31.51% of stock price.

(8) Represents the Topic 718 grant date fair value, based on the closing price of our stock on the day prior to the grant for RSUs and the Black Scholes valuation for stock options. See the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, for the assumptions made in the valuation of these awards.

(9) Represents the maximum amount payable under the 162(m) Plan if the performance target is reached, subject to the Committee's ability, in its sole discretion, to reduce the amount actually paid. In 2016, the Committee determined the amount payable under the 162(m) Plan by reference to the Executive Bonus Plan performance metrics. See "Compensation Discussion and Analysis—Executive Bonus Program" beginning on page 29. The maximum payout permissible under the Executive Bonus Plan is 200% of target. In relation to retention efforts in order to effect the Spin-Off, the minimum payment opportunity under the 2015 Executive Bonus Plan was set at 85% of the NEOs bonus target amount.

(10) Assumes all equity will vest. Equity awards for 2015 are time based and do not have a performance requirement for vesting. The time based awards vest ratably over three years, with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. See "Compensation Discussion and Analysis—Equity-Based Awards," beginning on page 31.

(11) Represents the number of stock options granted based on the exercise price on the grant date, without taking into account the adjustment in connection with the Spin-Off for pre-Spin-Off NEOs.

(12) Represents the unadjusted pre-Spin-Off stock price at grant date of January 2, 2015.

(13) Represents the Topic 718 grant date fair value, based on the closing price of our stock on the day prior to the grant for RSUs and the Black-Scholes valuation for stock options. See the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015, for the assumptions made in the valuation of these awards. For these pre-Spin-Off NEOs this represents the fair market value at grant; however, these grants have been converted to FLOW equity awards at the time of the Spin-Off pursuant to the terms of the Employee Matters Agreement will have no future payout with SPX.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table details the outstanding equity awards held by each of our current NEOs at December 31, 2015. As a result of the Spin-Off, pre-Spin-Off NEOs did not hold any outstanding equity awards of the Company at December 31, 2015.

Name	Award Date	Stock Awards				
		Number of Securities Underlying Unexercised Option Unexercisable (#)[1]	Option Exercise Price ($)[2]	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[3]
Eugene J. Lowe, III	4/1/2013				3,361[4a]	$31,358
	4/1/2013				13,090[4b]	$122,130
	1/2/2014				6,024[5a]	$56,204
	1/2/2014				12,042[5b]	$112,352
	1/3/2015				14,425[6a]	$134,585
	10/13/2015				101,133[6c]	$943,571
	1/2/2015	45,776	$21.16	1/2/2025		$—
	10/13/2015	332,673	$12.36	10/13/2025		$—
Scott W. Sproule	1/2/2013				3,458[4a]	$32,263
	1/2/2013				13,463[4b]	$125,610
	1/2/2014				5,102[5a]	$47,602
	1/2/2014				10,200[5b]	$95,166
	1/3/2015				17,307[6a]	$161,474
	8/20/2015				10,147[6b]	$94,672
	10/13/2015				25,283[6c]	$235,890
	10/13/2015	83,168	$12.36	10/13/2025		$—
John W. Swann, III	1/2/2013				1,920[4a]	$17,914
	1/2/2013				7,476[4b]	$69,751
	1/2/2014				3,896[5a]	$36,350
	1/2/2014				7,793[5b]	$72,709
	1/3/2015				15,626[6a]	$145,791
	10/13/2015				20,227[6c]	$188,718
	10/13/2015	66,535	$12.36	10/13/2025		$—
John W. Nurkin	1/2/2013				2,306[4a]	$21,515
	1/2/2013				8,974[4b]	$83,727
	1/2/2014				3,402[5a]	$31,741
	1/2/2014				6,798[5b]	$63,425
	1/3/2015				12,018[6a]	$112,128
	8/20/2015				10,147[6b]	$94,672
	10/13/2015				16,788[6c]	$156,632
	10/13/2015	55,224	$12.36	10/13/2025		$—
NaTausha H. White	4/13/2015				14,620[6d]	$136,405
	10/13/2015				13,147[6c]	$122,662
	10/13/2015	43,248	$12.36	10/13/2025		$—

(1) Number of stock options awarded on the award date that remain unvested and are subject to satisfaction of vesting criteria for the applicable year. Options awarded to Mr. Lowe on January 2, 2015, vest at the rate of 33 1/3 percent per year with vesting dates of January 2, 2016, January 2, 2017, and January 2, 2018. All other options awarded to NEOs on October 13, 2015, cliff vest after three years on October 13, 2018.

(2) Based on closing price of our common stock on the award date adjusted when applicable for the Spin-Off.

(3) Based on the closing price of our common stock of $9.33 on December 31, 2015.

(4a) For Mr. Lowe, RSUs awarded on April 1, 2013 vest at a rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of April 1, 2014, April 1, 2015, and April 1, 2016. For all other NEOs, RSUs awarded on January 2, 2013 vest at a rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of January 2, 2014, January 2, 2015, and January 2, 2016. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015.

(4b) For Mr. Lowe, RSUs awarded on April 1, 2013 become eligible to vest January 2, 2016, subject to satisfaction of external performance criteria for the three-year performance period; the number of restricted units vesting subject to minimum of 50%. For all other NEOs, RSUs awarded on January 2, 2013 become eligible to vest January 2, 2016, subject to satisfaction of external performance criteria for the three-year performance period; the number of restricted units vesting subject to minimum of 50%. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015.

(5a) RSUs awarded on January 2, 2014, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of February 26, 2015, February 26, 2016, and February 26, 2017. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015

(5b) RSUs awarded on January 2, 2014, become eligible to vest January 2, 2017, subject to satisfaction of external performance criteria for the three-year performance period; the number of restricted units vesting subject to minimum of 50%. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015.

(6a) Restricted shares awarded on January 3, 2015, vest at the rate of 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates of January 3, 2016, January 3, 2017, and January 3, 2018. The number of restricted shares is based on the adjustment as a result of the Spin-Off on September 26, 2015.

(6b) RSUs awarded on August 20, 2015, vest at 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates August 20, 2016, August 20, 2017, and August 20, 2018. The number of underlying RSUs is based on the adjustment as a result of the Spin-Off on September 26, 2015.

(6c) Restricted shares awarded on October 13, 2015, fully vest on October 13, 2018.

(6d) Restricted shares awarded on April 13, 2015, vest at 33 ⅓ percent per year, subject to satisfaction of vesting criteria for the applicable year, with vesting dates January 2, 2016, January 2, 2017, and January 2, 2018. The number of restricted shares is based on the adjustment as a result of the Spin-Off on September 26, 2015.

OPTION EXERCISES AND STOCK VESTED IN 2015

The following table sets forth stock vested for each of our NEOs in 2015. Our NEOs did not exercise any options in 2015. Grants issued in 2012 with a performance component were forfeited due to failure to meet performance criteria. Only time-based restricted grants awarded in 2012, 2013, and 2014 had tranches that vested in 2015. NEOs in 2012 (Mr. Kearney, Mr. Foreman, and Mr. Kowalski) did not have any time-based grants for that year. Ms. White was hired on April 13, 2015, and therefore had no award that vested in 2015.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Eugene J. Lowe, III	1,903	$ 163,489
Scott W. Sproule	1,723	$ 148,017
John W. Swann, III	1,225	$ 105,239
John W. Nurkin	1,272	$ 109,276
NaTausha H. White	—	$ —
	(#)	($)[2]
Christopher J. Kearney	15,854	$1,421,628
Jeremy W. Smeltser	7,201	$ 632,227
Robert B. Foreman	4,703	$ 421,718
David A. Kowalski	3,652	$ 327,475

(1) Based on the market value at the time of vesting as follows:
- $85.92 for 2013 and 2014 grants that vested for Mr. Lowe, Mr. Sproule, Mr. Swann, and Mr. Nurkin; and
- $85.87 for all 2012 grants.

(2) Based on the market value at the time of vesting as follows:
- $89.67 for 2013 and 2014 grants that vested for Mr. Kearney, Mr. Smeltser, Mr. Foreman, and Mr. Kowalski; and
- $85.87 for 2012 grants that vested for Mr. Smeltser.

PENSION BENEFITS

> No current SPX officer participates in a defined benefit pension plan. In accordance with SEC rules and regulations, we are providing the following information for the pre-Spin-Off NEOs.

The following table sets forth the net present value of accumulated benefits payable to each of the pre-Spin-Off NEOs, including the number of years credited service, through Spin-Off. No pension benefit payments were made by SPX to any pre-Spin-Off NEOs during the 2015 fiscal year.

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[2] ($)	Payments During the Last Fiscal Year ($)
Christopher J. Kearney	TMP	15.00	$42,234,730	$—
	IARP	18.62	$ 677,663	$—
	SIARP	18.62	$ 2,270,752	$—
Jeremy W. Smeltser	TMP	6.41	$ 1,003,565	$—
	IARP	—	$ —	$—
	SIARP	—	$ —	$—
Robert B. Foreman	TMP	15.00	$23,119,368	$—
	IARP	16.39	$ 517,615	$—
	SIARP	16.39	$ 1,319,249	$—
David A. Kowalski	TMP	10.10	$ 2,989,784	$—
	IARP	16.19	$ 389,571	$—
	SIARP	16.19	$ 401,613	$—

(1) The names of the pension plans are the SPX Corporation Supplemental Retirement Plan for Top Management (the "TMP"), the SPX US Pension Plan (formerly named the SPX Corporation Individual Account Retirement Plan) (the "IARP"), and the SPX Corporation Supplemental Individual Account Retirement Plan ("SIARP").

Upon designation by the Compensation Committee, the NEOs on this table were eligible to participate in the TMP.

For those pre-Spin-Off NEOs who became participants in the TMP prior to August 24, 2005 (Mr. Kearney and Mr. Foreman), the benefit formula is 60% of final average pensionable earnings (highest three of last ten calendar years of employment). This target benefit accrues ratably over a 15-year period with the officer receiving the maximum benefit after 15 years. A participant may retire as early as age 55, but benefits payable at early retirement are reduced 3% per year from age 60.

For those pre-Spin-Off NEOs who became participants in the TMP on or after August 24, 2005 (Mr. Smeltser and Mr. Kowalski), the benefit formula is 50% of final average pensionable earnings (highest three of last ten calendar years of employment). This target benefit accrues ratably over a 25-year period for Mr. Smeltser and over a 20-year period for Mr. Kowalski, with the officer receiving the maximum benefit after 25 years or 20 years, as applicable. A participant may retire as early as age 55, but benefits payable at early retirement are reduced 4% per year from age 62.

For participants in the TMP other than Mr. Smeltser, the benefit vested after five years of service. For Mr. Smeltser, the benefit vested after five years of service as an officer. Any payments made from the IARP and SIARP reduce amounts payable under the TMP.

The IARP is a tax-qualified cash-balance defined benefit pension plan covering certain salaried and hourly employees. Employees hired after December 31, 2000, are not eligible to participate in the IARP. The IARP provides participants an account balance credited with principal credits and interest credits, which vests after three years of service.

The SIARP is a nonqualified defined benefit plan that provides benefits in excess of the limitation on benefits imposed by the Internal Revenue Code for certain IARP participants. The SIARP provides a benefit equal to the difference between (a) the amount of IARP benefit to which the participant would have been entitled if such benefit were computed without giving effect to the limitations under the Internal Revenue Code, less (b) the amount of the IARP benefit actually payable to the participant.

Participants in the TMP, IARP, and SIARP may elect to receive their benefits in a lump sum or annuity form of payment.

In general, for purposes of the TMP and SIARP "pensionable earnings" are the amounts reported as wages on a participant's Form W-2 and paid prior to termination of employment, increased by (i) amounts contributed by the participant to the 401(k) Plan, SRSP (defined below), and the SPX Corporation Flexible Spending Account Plans, and (ii) vacation and holiday pay (but not severance pay) paid after termination of employment. "Pensionable earnings" do not include the following amounts: (A) reimbursements or other expense allowances, (B) fringe benefits (cash and non-cash), (C) moving expenses, (D) welfare benefits, (E) deferred compensation, (F) the value of restricted shares and other equity awards, (G) severance paid after termination of employment, and (viii) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, hiring bonuses or other special payments, taxable and non-taxable tuition reimbursements, the taxable value of physical examinations and group term life insurance coverage in excess of $50,000, and other similar amounts not paid in cash that are required to be included in taxable income under the Internal Revenue Code.

IARP and SIARP accounts with respect to executive officers were frozen prior to the Spin-Off.

TMP liabilities and benefits for the pre-Spin-Off NEOs were transferred to FLOW at the time of the Spin-Off.

(2) The change in pension value is based on assumed weighted-average discount rates of 4.21% at December 31, 2015, and 3.62% at December 31, 2014. Normal increases in pension value due to changes in pay, additional service, additional age, lump sum interest rate, and mortality improvements accounted for the remaining increase for these pre-Spin-Off NEOs. The TMP benefits transferred to FLOW in connection with the Spin-Off.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information relating to the SPX Corporation Supplemental Retirement Savings Plan ("SRSP") for current NEOs in 2015 and for pre-Spin-Off NEOs in 2015 up to the date of the Spin-Off. Other senior-level management are also eligible to participate in the SRSP, a nonqualified deferred compensation plan that allows them to make pre-tax deferrals in excess of those permitted by the 401(k) Plan. Eligible executives may defer up to 50% of their base compensation (excluding bonuses) and up to 100% of their annual bonuses into the SRSP. Both base compensation and bonus deferral elections are made prior to the beginning of the year to which they relate.

A company match is made to the SRSP after the maximum company match has been made under the 401(k) Plan, and the deferrals and match are allocated to the fund(s) under the SRSP as selected by the participant.

In general, "eligible compensation" for purposes of the SRSP is the amount reported as wages on a participant's Form W-2, (1) increased by (i) amounts contributed by the participant to the 401(k) Plan and the SPX Corporation Flexible Spending Account Plans, and (ii) vacation and holiday pay paid after termination of employment; and (2) decreased by (i) reimbursements or other expense allowances, (ii) fringe benefits (cash and non-cash), (iii) moving expenses, (iv) welfare benefits (provided that short-term disability payments are included and long-term disability payments are excluded), (v) employer-provided automobiles, mileage reimbursements, and car allowances for which no documentation is required, taxable and non-taxable tuition reimbursements and the taxable value of physical examinations and group term life insurance coverage in excess of $50,000, (vi) pay in lieu of notice, (vii) deferred compensation, (viii) the value of restricted shares and other equity awards, and (ix) severance pay paid after termination of employment.

All matching contributions into the 401(k) Plan are invested initially in the SPX Common Stock Fund and are allocated in the form of units. The units consist primarily of SPX common stock, with a portion of the fund in cash, for purposes of administrative convenience. All matching contributions into the SRSP are made in cash and invested according to the participant's elections. All participant and matching contributions vest immediately. There is no minimum holding period. The SRSP is unfunded and earnings are credited on account balances based on participant direction within the same investment choices available in the 401(k) Plan, except that the SPX Company Stock Fund and a stable value fund are not available under the SRSP. All returns in the SRSP and the 401(k) Plan are at market rates. In-service distributions are not allowed under the SRSP. All amounts deferred under the SRSP after 2009 will be paid in a lump-sum payment six months following termination of employment. Participants may elect to receive their pre-2009 accounts in a lump sum, annual installments (two to ten years), or monthly installments (up to 120 months) upon separation from service, on a date that is a specified number of months after retirement or separation from service, or on a specified date following separation from service (no later than attainment of age 70½).

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Eugene J. Lowe, III	$ 34,473	$ 26,727	$ 900	$ —	$133,261
Scott W. Sproule	$ 36,750	$ 14,687	$ (9,318)	$ —	$294,379
John W. Swann, III	$ 66,561	$ 15,103	$ 1,661	$ —	$232,876
John W. Nurkin	$ 17,118	$ 8,699	$ 136	$ —	$ 97,457
NaTausha H. White	$ —	$ —	$ —	$ —	$ —
	($)[1]	($)[2]	($)[3]	($)	($)[4]
Christopher J. Kearney	$783,509	$187,127	$(428,674)	$10,160,400	$ —
Jeremy W. Smeltser	$180,469	$ 52,906	$ (15,460)	$ 748,361	$ —
Robert B. Foreman	$134,362	$ 99,737	$ 5,311	$ 4,837,602	$ —
David A. Kowalski	$ 63,867	$ 36,673	$ (6,545)	$ 870,717	$ —

(1) Contributions to the SRSP consisted of the following amounts reported in the Summary Compensation Table. Balances in the SRSP for pre-Spin-Off NEOs were transferred in connection with the Spin-Off to the SPX FLOW Supplemental Retirement Savings Plan.

Name	2015 Salary	2014 Non-Equity Incentive Plan Compensation
Eugene J. Lowe, III	$ 26,827	$ 7,646
Scott W. Sproule	$ 36,750	$ —
John W. Swann, III	$ 45,816	$ 20,745
John W. Nurkin	$ 17,118	$ —
NaTausha H. White	$ —	$ —
Christopher J. Kearney	$165,720	$617,789
Jermey W. Smeltser	$ 49,016	$131,452
Robert B. Foreman	$ 37,479	$ 96,883
David A. Kowalski	$ 23,948	$ 39,919

(2) Represents matching amounts contributed by SPX to the SRSP. These amounts have been included in the All Other Compensation column of the Summary Compensation Table.

(3) Aggregate earnings under the SRSP are not above-market and, accordingly, are not included in the Summary Compensation Table.

(4) Balances in the SRSP for our pre-Spin-Off NEOs were transferred in connection with the Spin-Off to the SPX FLOW Supplemental Retirement Savings Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We have entered into change-in-control agreements, severance agreements, and stock plan award agreements with our current NEOs governing compensation in the event of a termination of employment or a change in control of our Company. In addition, we have entered into an employment agreement with Mr. Lowe in lieu of a severance agreement. The following tables set forth the expected benefits to be received by each current NEO in the event of his or her termination resulting from various scenarios, assuming a termination date of December 31, 2015, and a stock price of $9.33, our closing stock price on December 31, 2015. Assumptions and explanations of the numbers set forth in the tables below are set forth in the footnotes to, and in additional text following, the tables. The pre-Spin-Off NEOs became employees of FLOW in at the time of the Spin-Off, and they did not receive any benefits in conjunction with this transition.

Eugene J. Lowe, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$1,550,000[1]	$2,325,000[3]
Bonus	$ —	$ —	$ —	$1,550,000[4]	$2,325,000[6]
Value of Accelerated Equity	$ —	$1,400,200[8]	$1,400,200[8]	$ 411,767[9]	$1,400,200[8]
All Other Compensation	$74,519[10]	$ 74,519[10]	$ 74,519[10]	$ 162,972[10]	$ 211,792[10]
TOTAL	$74,519	$1,474,719	$1,474,719	$3,674,739	$6,265,571

Scott W. Sproule	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$ 410,000[2]	$ 820,000[1]
Bonus	$ —	$ —	$ —	$ 287,000[5]	$ 574,000[7]
Value of Accelerated Equity	$ —	$792,677[8]	$792,677[8]	$ 267,056[9]	$ 792,677[8]
All Other Compensation	$39,423	$ 39,423	$ 39,423	$ 86,601[11]	$ 110,373[11]
TOTAL	$39,423	$832,100	$832,100	$1,050,657	$2,297,050

John W. Swann, III	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$400,000[2]	$ 800,000[1]
Bonus	$ —	$ —	$ —	$240,000[5]	$ 480,000[7]
Value of Accelerated Equity	$ —	$531,232[8]	$531,232[8]	$154,436[9]	$ 531,232[8]
All Other Compensation	$38,462	$ 38,462	$ 38,462	$ 82,787[11]	$ 115,797[11]
TOTAL	$38,462	$569,694	$569,694	$877,223	$1,927,029

John W. Nurkin	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$330,000[2]	$ 660,000[1]
Bonus	$ —	$ —	$ —	$198,000[5]	$ 396,000[7]
Value of Accelerated Equity	$ —	$563,840[8]	$563,840[8]	$190,046[9]	$ 563,840[8]
All Other Compensation	$31,731	$ 31,731	$ 31,731	$ 79,406[11]	$ 127,271[11]
TOTAL	$31,731	$595,571	$595,571	$797,452	$1,747,111

NaTausha H. White	(a) Voluntary Resignation or (b) Involuntary Termination For Cause	Disability	Death Pre-retirement	Involuntary Without Cause/ Voluntary Resignation for Good Reason	Termination Following Change in Control
Salary	$ —	$ —	$ —	$325,000[2]	$ 650,000[2]
Bonus	$ —	$ —	$ —	$178,750[5]	$ 357,500[7]
Value of Accelerated Equity	$ —	$259,066[8]	$259,066[8]	$ 45,468[9]	$ 259,066[8]
All Other Compensation	$31,250	$ 31,250	$ 31,250	$ 68,582[11]	$ 78,506[11]
TOTAL	$31,250	$290,316	$290,316	$617,800	$1,345,072

(1) Two times current base salary.

(2) One times current base salary.

(3) Three times current base salary.

(4) Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(5) One times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(6) Three times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(7) Two times annual bonus, which is equal to the highest of actual bonus for year preceding termination or current year target bonus plus the amount, if any, that the bonus that would have been paid to the executive for the bonus plan year in which such termination of employment occurs, based on the performance level actually attained, exceeds the amount payable under the highest of prior actual or current target bonus.

(8) Represents the accelerated vesting of all unvested performance shares at assumed target performance level, time-based restricted stock, and stock options (all outstanding stock options held by named executive officers were underwater at December 31, 2015).

(9) Represents the accelerated vesting of all unvested performance shares at assumed target performance level, time-based restricted stock, and stock options (all outstanding stock options held by named executive officers were underwater at December 31, 2015), which would have otherwise vested within two years of termination for Mr. Lowe and within one year for Mr. Sproule, Mr. Swann, Mr. Nurkin, and Ms. White.

(10) Sum of other compensation for Mr. Lowe includes:

- Maximum outplacement benefit for involuntary termination of $50,000.

- Payout of accrued vacation (five weeks of base salary).

- For involuntary without cause/voluntary resignation for good reason, the Company will reimburse premiums paid over benefit continuation period for two years. Value shown represents group term life imputed income in year preceding termination.

- For change in control, the Company will reimburse premiums paid over benefit continuation period for three years. Value shown represents group term life imputed income in year preceding termination.

- For involuntary without cause/voluntary resignation for good reason, the Company cost of health and welfare benefit continuation for two years.

- For change in control, the total cost of health and welfare benefit continuation for three years.

- For involuntary without cause/voluntary resignation for good reason, the value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for two years.

- For change in control, the value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for three years.

(11) Sum of other compensation for Mr. Sproule, Mr. Swann, Mr. Nurkin, and Ms. White includes:

- Maximum outplacement benefit for involuntary termination of $35,000.

- Payout of accrued vacation (up to five weeks of base salary).

- For involuntary without cause/voluntary resignation for good reason, the Company will reimburse premiums paid over benefit continuation period for one year (value shown represents group term life imputed income in year preceding termination).

- For change in control, the Company will reimburse premiums paid over benefit continuation period for two years.

- For involuntary without cause/voluntary resignation for good reason, the Company cost of health and welfare benefit continuation for one year.

- For change in control, the total cost of health and welfare benefit continuation for two years.

- For involuntary without cause/voluntary resignation for good reason, the value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for one year.

- For change in control, the value of perquisites (annual physical, financial planning, and tax preparation) on the same basis as the executive was receiving in the year preceding termination for two years.

Equity Compensation Plan Information

The following table provides information as of December 31, 2015, about SPX common stock that may be issued upon the exercise of options and rights under all our existing equity compensation plans, each of which was approved by our stockholders. These plans include the 2002 Stock Compensation Plan (and its predecessor plan, the 1992 Stock Compensation Plan), and the 2006 Non-Employee Directors' Stock Incentive Plan.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3]
Equity Compensation Plans Approved By Stockholders	2,915,537	$12.91	2,727,364
Total	2,915,537	$12.91	2,727,364

(1) Comprised of 1,046,647 shares issuable upon the exercise of outstanding options and 1,868,890 shares issuable pursuant to RSUs.

(2) Excludes RSUs.

(3) All these shares were available for issuance under the 2002 Stock Compensation Plan and 2006 Non-Employee Directors' Stock Incentive Plan.

PROPOSAL 2: APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY ON PAY")

We are asking our stockholders to cast an advisory vote at our Annual Meeting to approve the compensation of our named executive officers, as disclosed in this Proxy Statement.

Though the vote is non-binding, the Compensation Committee and the Board of Directors value your opinion and will consider the outcome of the vote in establishing our compensation philosophy and making future compensation decisions.

We intend to seek approval of our executive compensation program on an annual basis.

WHY YOU SHOULD APPROVE OUR EXECUTIVE COMPENSATION PROGRAM

We have evaluated our compensation program over the course of 2015, and after the Spin-Off we began implementing plan design changes that are market competitive and aligned with stockholder interests.

These changes are more fully described in the "Compensation Discussion and Analysis" beginning on page 22 and in the Summary Compensation Table and subsequent tables beginning on page 36.

OVERVIEW

Recent Changes to Our Compensation Programs

Base Compensation
We set base pay for current NEOs between the 25th and 50th percentiles of peer companies.

Short-term Incentives
We implemented plan design changes that focus on earnings, cash flow, and revenue growth.

Long-term Incentives
We instituted a 2016 LTI plan design that targets pay based 50% on performance units, 25% on stock options, and 25% on restricted stock units.

Eliminated Single Triggers
We added a double-trigger to our equity plans and agreements in the event of a change of control.

Reduced Benefits and Perquisites
We decided current NEOs would not participate in defined benefit pension plans and retiree medical benefits.

Updated Peer Group
We refined our post-Spin-Off peer group to better reflect our industry, size, and competition.



YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **"FOR"** THE APPROVAL OF NAMED EXECUTIVE OFFICERS' COMPENSATION, ON A NON-BINDING ADVISORY BASIS ("SAY ON PAY")

EXECUTIVE ANNUAL BONUS PLAN

The following summary of the SPX Corporation Executive Annual Bonus Plan (the "162(m) Plan") describes the material features of the 162(m) Plan; however, it is not complete and, therefore, you should not rely solely on it for a detailed description of every aspect of the 162(m) Plan. A copy of the 162(m) Plan is included as an appendix to this Proxy Statement.

THE INCENTIVE PLAN GENERALLY

The purpose of the 162(m) Plan is to enhance SPX's ability to attract and retain highly qualified executives and to provide additional financial incentives to those executives to promote SPX's success. The 162(m) Plan is also intended to satisfy the requirements for "performance-based compensation" within the meaning of Section 162(m). If the 162(m) Plan is re-approved by stockholders, we expect that bonuses paid to executives under the 162(m) Plan until the 2021 Annual Meeting will continue to be fully deductible for federal income tax purposes.

INCENTIVE PLAN ADMINISTRATION

The 162(m) Plan is administered by the Compensation Committee (the "Committee"). The Committee has the authority to construe and interpret the 162(m) Plan and make the determinations necessary for administration of the 162(m) Plan.

ELIGIBILITY

Unless the Committee determines otherwise, each executive officer of SPX is eligible to participate in the 162(m) Plan. The Committee may also designate other executives as eligible to participate in the 162(m) Plan for a fiscal year.

PERFORMANCE GOALS

The Committee will establish performance goals for each fiscal year for each participant, based on one or more of the following performance measures: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital; return on equity; return on net assets; return on total assets; return on capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; debt reduction; productivity; delivery performance; safety record; stock price; and total stockholder return.

Performance goals may relate to SPX or to one or more of our operating units or groups, and may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals. The Committee may adjust the performance goals to the extent necessary to prevent dilution or enlargement of any award due to extraordinary events or circumstances or to exclude the effects of extraordinary, unusual, or non-recurring items; changes in applicable laws, regulations, or accounting principles; currency fluctuations; discontinued operations; non-cash items, such as amortization, depreciation, or reserves; asset impairment; or any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets, or other similar corporate transactions.

AWARDS

Within 90 days after the beginning of each fiscal year, the Committee will select the executives eligible to participate in the 162(m) Plan for that fiscal year. The Committee will also determine the performance goals to be attained for the fiscal year based on one or more performance measures and the payment schedule available to each participant based on the level of attainment of the performance goals. Following the end of the fiscal year, the Committee will determine whether and to what extent the performance goals were satisfied and the amount available for each participant, based on the payment schedule for that participant.

The Committee may reduce an award to any participant under the 162(m) Plan, including a reduction to zero, based on any factors it determines to be appropriate in its sole discretion. The maximum incentive bonus payable under the 162(m) Plan to any participant for any fiscal year is $4,000,000.

Incentive bonuses are generally payable in cash by March 15 of the year following the end of the performance period. However, the Committee may authorize payment in the form of shares under an equity plan previously approved by our stockholders or permit deferral under a nonqualified deferred compensation plan.

TAX CONSEQUENCES

Generally, a participant will include the value of an 162(m) Plan bonus in his or her taxable income when it is received by the participant. We have adopted the 162(m) Plan to enable us to receive a full tax deduction at the time the participant recognizes taxable income. We have the right to withhold from any payment under the 162(m) Plan the amount necessary to satisfy any applicable withholding required under the tax laws.

NEW PLAN BENEFITS

Because amounts payable under the 162(m) Plan are based on performance goals that are determined each year at the discretion of the Committee, and because the Committee has discretionary authority to reduce the amount of any incentive otherwise payable under the 162(m) Plan, it cannot be determined at this time what benefits or amounts, if any, will be received by or allocated to any person under the 162(m) Plan.

REPAYMENT AND FORFEITURE

The 162(m) Plan provides for repayment or forfeiture of amounts paid or payable under the 162(m) Plan in specified circumstances involving misconduct that results in an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws.

AMENDMENT AND TERMINATION

The Board of Directors (the "Board") has the right to amend or terminate the 162(m) Plan at any time. However, if any action that the Board proposes to take will have a material adverse effect on any incentive bonus previously awarded under the 162(m) Plan, then the affected participant must consent to the action.

PROPOSAL 3: RE-APPROVAL OF EXECUTIVE ANNUAL BONUS PLAN

At this Annual Meeting, you will be asked to re-approve the SPX Corporation Executive Annual Bonus Plan. The Board adopted the 162(m) Plan on February 21, 2006, and our stockholders approved the 162(m) Plan in May 2006 and re-approved the 162(m) Plan in May 2011. The 162(m) Plan is intended to optimize the tax deduction for performance-based awards to executives. The executive officers who are selected by the Committee each year to participate in the 162(m) Plan receive their annual bonus, if any, under the 162(m) Plan instead of under SPX's traditional bonus program. We are asking our stockholders to re-approve the 162(m) Plan so that certain incentive awards granted thereunder may continue to qualify as exempt "performance based" compensation under Section 162(m). Our Company, and by extension our stockholders, can benefit from more favorable tax treatment of compensation that qualifies as exempt under Section 162(m). There are no proposed changes to the 162(m) Plan.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
"FOR" RE-APPROVAL OF EXECUTIVE
ANNUAL BONUS PLAN

AUDIT MATTERS

Audit Committee Report

The Audit Committee of the SPX Board of Directors consists of four directors. Each of the Audit Committee members is independent, as defined under SEC rules and the listing standards of the NYSE. The Audit Committee reviews SPX's financial reporting process on behalf of the Board and is responsible for ensuring the integrity of the financial information reported by SPX.

Management is responsible for SPX's financial reporting process, including its systems of internal and disclosure controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("US GAAP"). SPX's independent registered public accounting firm, which is appointed by the Audit Committee, is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with US GAAP and on the representations of the independent registered public accounting firm included in its report on SPX's financial statements.

In this context, the Audit Committee has met and held discussions with management and Deloitte & Touche LLP ("Deloitte & Touche"), SPX's independent registered public accounting firm. Management represented to the Audit Committee that SPX's consolidated financial statements were prepared in accordance with US GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by the Standards of the Public Company Accounting Oversight Board ("PCAOB") for communication with audit committees, under which Deloitte & Touche must provide us with additional information regarding the scope and results of its audit of SPX's consolidated financial statements.

In addition, we have discussed with Deloitte & Touche its independence from SPX and SPX management, including matters in the written disclosures required by PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with SPX's internal auditors and independent registered public accounting firm the overall scope and plans for its respective audits. We met with the independent registered public accounting firm, with and without management present, to discuss the results of its examinations, the evaluations of SPX's internal controls, and the overall quality of SPX's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited consolidated financial statements be included in SPX's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

The Audit Committee has reviewed and discussed with management its assertion and opinion regarding internal controls included in the 2015 Annual Report on Form 10-K to Stockholders as required by Section 404 of the Sarbanes-Oxley Act of 2002. Management has confirmed to the Audit Committee that internal controls over financial reporting have been appropriately designed and are operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of SPX's consolidated financial statements for external purposes in accordance with US GAAP. The Audit Committee have also reviewed and discussed with Deloitte & Touche its audit and opinion regarding SPX's internal control over financial reporting as required by Section 404, which opinion is included in the 2015 Annual Report on Form 10-K.

Audit Committee,

Ricky D. Puckett, Chairman
David A. Roberts
Ruth G. Shaw
Tana L. Utley

Other Audit Information

AUDIT AND NON-AUDIT FEE TABLE

During fiscal years 2014 and 2015, we retained our principal auditor, Deloitte & Touche, to perform services in the following categories and amounts:

	2014	2015
Audit Fees[1]	$10,103,000	$11,258,000
Audit-Related Fees[2]	$ 237,000	$ 121,000
Tax Fees[3]	$ 1,542,000	$ 1,813,000
All Other Fees	N/A	N/A

[1] Fees for audit services billed or expected to be billed relate to (i) audit of our annual financial statements and effectiveness of internal control over financial reporting, (ii) reviews of our quarterly financial statements, (iii) statutory and regulatory audits, (iv) comfort letters, consents, and other services related to SEC matters, and (v) in 2015, audits of the carve-out financial statements of FLOW in connection with the Spin-Off.

[2] Fees for audit-related services include due diligence services in connection with acquisitions, other technical accounting assistance and attest or audit services that are not required.

[3] Fees for tax services include $770,000 and $460,000 in 2014 and 2015, respectively, for tax compliance and preparation, including the preparation of original and amended tax returns, claims for refunds, and tax payment planning. We also incurred fees for tax consulting and advisory services and services related to acquisitions and divestitures of $772,000 and $1,353,000 in 2014 and 2015, respectively.

PRE-APPROVAL BY AUDIT COMMITTEE

Our Audit Committee has adopted a policy that requires all audit and non-audit services performed by Deloitte & Touche be pre-approved. The Audit Committee annually approves the fees and expenses for audit services performed by Deloitte & Touche, as well as for any regularly recurring non-audit services of the type covered by our annual engagement of Deloitte & Touche. In addition, our pre-approval policy requires pre-approval by the Chair of the Audit Committee of fees and expenses for other non-audit services that may arise during the year. The policy requires the Chair to report any non-audit services that he has pre-approved to the Audit Committee at each regularly scheduled meeting of the Committee. In no event may Deloitte & Touche perform any of the following services for us: (1) bookkeeping or other services related to our accounting records or financial statements; (2) financial information systems design and implementation; (3) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (4) actuarial services; (5) internal audit outsourcing services; (6) management functions or human resources services; (7) broker-dealer, investment advisor, or investment banking services; (8) legal services; or (9) expert services. The Audit Committee regularly considers whether specific projects or expenditures could potentially affect Deloitte & Touche's independence.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP has been our independent registered public accounting firm since 2002. The Audit Committee has engaged Deloitte & Touche to perform reviews, in accordance with the Standards of the Public Company Accounting Oversight Board, of our financial statements to be filed on Form 10-Q in 2016. Consistent with past practice, on March 8, 2016, the Audit Committee approved the engagement of Deloitte & Touche to perform the audit of the financial statements and internal control over financial reporting included in SPX's Annual Report on Form 10-K for the fiscal year ending December 31, 2016. Representatives of Deloitte & Touche will be present at the Annual Meeting and will have the opportunity to make a statement if they so desire and to respond to appropriate questions.

Although we are not required to do so, we believe that it is appropriate for us to request stockholder ratification of the appointment of Deloitte & Touche as our independent public accountants. If stockholders do not ratify the appointment, the Audit Committee will investigate the reasons for the stockholders' rejection and reconsider the appointment.



YOUR BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
"FOR" RATIFICATION OF THE APPOINTMENT OF
DELOITTE & TOUCHE LLP AS OUR INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM FOR 2016

QUESTIONS AND ANSWERS

Proxy Materials

Why am I receiving these materials?

We are mailing or making available these materials to you because we are soliciting your proxy to vote your shares in connection with our Annual Meeting, scheduled to take place on May 24, 2016, or at any adjournments or postponements of this meeting. We are first mailing or making available to stockholders this Proxy Statement, our Annual Report to Stockholders for the year ended December 31, 2015, and related materials on or about April 12, 2016.

Why did I receive a one-page notice of internet availability of proxy materials rather than a full set of proxy materials?

SEC rules allow companies to provide stockholders with access to Proxy Materials over the internet rather than mailing the materials to stockholders. Accordingly, to conserve natural resources and reduce costs, we are sending many of our stockholders a Notice of Internet Availability of Proxy Materials. The Notice provides instructions for accessing the Proxy Materials on the website referred to in the Notice or for requesting printed copies of the Proxy Materials. The Notice also provides instructions for requesting the delivery of the Proxy Materials for future Annual Meetings in printed form.

Are the proxy materials available electronically?

Our Proxy Statement and our 2015 Annual Report to Stockholders are available on our website at www.spx.com. Additionally, and in accordance with SEC rules, you may access our Proxy Statement at www.envisionreports.com/SPXC (for stockholders of record) or www.edocumentview.com/SPXC (for all other stockholders), which do not have "cookies" that identify visitors to the sites.

Annual Meeting

What is the purpose of this meeting?

This is the Annual Meeting of the Company's stockholders. At the meeting, we will be voting on:

- The election of directors;

- The approval of our named executive officers' compensation, on a non-binding advisory basis;

- The re-approval of our Executive Annual Bonus Plan;

- The ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2016; and

- Any other business properly brought before the meeting.

How does the Board recommend that I vote?

Proposal 1: FOR the election of each of Mr. Lowe, Mr. O'Leary, Mr. Roberts, Mr. Puckett, Ms. Utley, and Dr. Shaw.

Proposal 2: FOR the approval of our named executive officers' compensation.

Proposal 3: FOR the re-approval of our Executive Annual Bonus Plan.

Proposal 4: FOR the ratification of our Audit Committee's appointment of our independent registered public accounting firm for 2016.

How can I attend the Annual Meeting?

You may attend the Annual Meeting if you were an SPX stockholder of record as of the close of business on March 29, 2016, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are a stockholder of record or hold your shares through the SPX 401(k) Plan or FLOW 401(k) Plan, then your name will be verified against the list of stockholders of record or plan participants on the record date prior to your being admitted to the Annual Meeting. If you are not a stockholder of record but hold shares through a broker, bank, trustee, or other holder of record, you should provide proof of beneficial ownership on the record date, such as a recent account statement showing your ownership, a copy of the voting instruction card provided by your broker, bank, trustee, or other holder of record, or other similar evidence of ownership.

Voting and Quorum

What is a proxy?

Our Board of Directors is asking for your proxy, which is a legal designation of another person to vote the shares you own. We have designated two officers of the Company, Eugene J. Lowe, III and Scott W. Sproule, to vote your shares at the meeting in the way you instruct and, with regard to any other business that may properly come before the meeting, as they think best.

Who is entitled to vote?

Stockholders at the close of business on March 29, 2016 (the record date) are entitled to vote.

How many votes do I have?

Each share of SPX common stock that you own entitles you to one vote.

How do I vote if I don't attend the Annual Meeting?

If your shares are held through a broker, bank, trustee, or other holder of record, you then may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received or, if you received a voting instruction form from your brokerage firm, bank, trustee, or other similar entity by mail, then by completing, signing, and returning the form you received. You should check your voting instruction form to see if telephone or internet voting is available to you.

If your shares are held in your name, then you may vote your shares before the meeting over the internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card you received for that account.

If you received more than one Notice of Internet Availability of Proxy Materials or proxy card, then this means you hold shares of our common stock in more than one account. You should complete, sign, date, and return each proxy card or vote all shares over the internet or by telephone for each of your accounts. If you vote over the internet or by telephone, then you should not mail back the related proxy card.

Can I vote at the Annual Meeting?

Yes. If you were a stockholder on the record date, then you can vote your shares of common stock in person at the Annual Meeting. If your shares are held through a broker, bank, trustee, or other holder of record, then you may vote your shares in person only if you have a legal proxy from the entity that holds your shares giving you the right to vote the shares. A legal proxy is a written document from your brokerage firm, bank, trustee, or other holder of record authorizing you to vote the shares it holds for you in its name. If you attend the meeting and vote your shares by ballot, then your vote at the meeting will revoke any vote you submitted previously.

Even if you currently plan to attend the meeting, we recommend that you also vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

May I revoke my proxy?

You may revoke your proxy in one of four ways at any time before it is exercised:

- Notify our Corporate Secretary in writing before the Annual Meeting that you are revoking your proxy;

- Submit another proxy with a later date;

- Vote by telephone or internet after you have given your proxy; or

- Vote in person at the Annual Meeting.

What constitutes a quorum?

The presence, in person or by proxy, of the holders of one-third of the total number of shares of SPX stock issued and outstanding and entitled to vote at the Annual Meeting constitutes a quorum. You will be considered part of the quorum if you return a signed and dated proxy card, if you vote by telephone or internet, or if you attend the Annual Meeting.

Abstentions are counted as "shares present" at the Annual Meeting for purposes of determining whether a quorum exists. Proxies submitted by brokers, banks, trustees, or other holders of record holding shares for you as a beneficial owner that do not indicate a vote for some of or all the proposals because that holder does not have voting authority and has not received voting instructions from you (so-called "broker non-votes") are also considered "shares present" for purposes of determining whether a quorum exists. If you are a beneficial owner, then these holders are permitted to vote your shares on the ratification of the appointment of our independent public accountants, even if they do not receive voting instructions from you.

What vote is required to approve each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed
Election of Directors	Majority of Votes Cast	No
Approval of Named Executive Officers' Compensation, on a Non-binding Advisory Basis	Majority of Votes Cast	No
Re-approval of Executive Annual Bonus Plan	Majority of Shares Present or Represented by Proxy and Entitled to Vote	No
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of Shares Present or Represented by Proxy and Entitled to Vote	Yes
Other Proposals	Majority of Shares Present or Represented by Proxy and Entitled to Vote	No

A majority of votes cast means that the number of shares voted for a director or proposal must exceed the number of shares voted against that director or proposal.

Impact of Abstentions or Broker Non-Votes

An abstention is not considered as a share voted and will not impact the election of directors or the Say on Pay vote. However, since an abstention is considered a share present or represented by proxy and entitled to vote, as one less vote for approval it will have the effect of a vote against the re-approval of the Executive Annual Bonus Plan, the ratification of our independent public accountants, and other proposals that may be brought before the Annual Meeting.

A broker non-vote is not considered as a share voted or entitled to vote and will not impact the vote on any of the proposals.

> The New York Stock Exchange does not consider the election of directors or matters relating to compensation to be routine. Unless the broker has received instructions from you, any broker holding shares for you will not have the ability to cast votes with respect to the election of directors, the approval of named executive officers' compensation, or the re-approval of the Executive Annual Bonus Plan. It is important, therefore, that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to these matters is counted.

How does discretionary voting authority apply?

If you sign, date, and return your proxy card, then your vote will be cast as you direct. If your proxy card does not indicate how you want to vote, then you give authority to Eugene J. Lowe, III and Scott W. Sproule to vote on the items discussed in these proxy materials and any other matter properly brought at the Annual Meeting. In such a case, your vote will be cast:

- FOR the election of the director nominees;

- FOR the approval of our named executive officers' compensation;

- FOR the re-approval of our Executive Annual Bonus Plan;

- FOR the ratification of the appointment of Deloitte & Touche LLP as our independent public accountants for 2016; and

- FOR or AGAINST any other properly raised matters at the discretion of Eugene J. Lowe, III and Scott W. Sproule.

Who pays to prepare, mail, and solicit the proxies?

We will pay all the costs of preparing, mailing, and soliciting the proxies. We will ask brokers, banks, trustees, and other nominees and fiduciaries to forward the Proxy Materials to the beneficial owners of SPX common stock and to obtain the authority to execute proxies. We will reimburse them for their reasonable expenses upon request. In addition to mailing Proxy Materials, our directors, officers, and employees may solicit proxies in person, by telephone, or otherwise. These individuals will not be specially compensated. We have retained D.F. King to assist us in soliciting your proxy and will pay an estimated fee of $12,500 plus reasonable out-of-pocket expenses. D.F. King will ask brokerage houses and other custodians and nominees whether other persons are beneficial owners of SPX common stock. If so, we will supply them with additional copies of the Proxy Materials for distribution to the beneficial owners. We will also reimburse brokers, banks, trustees, and other nominees, fiduciaries, and other custodians for their costs of sending the Proxy Materials to the beneficial owners of SPX common stock.

Communications and Stockholder Proposals

How do I submit a stockholder proposal?

For a proposal to be included in our Proxy Statement for the 2017 Annual Meeting, you must submit it no later than December 13, 2016. Your proposal must be in writing and comply with the proxy rules of the SEC. You should send your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement.

You also may submit a proposal that you do not want included in the Proxy Statement but that you want to raise at the 2017 Annual Meeting. We must receive this type of proposal in writing on or after December 25, 2016, but no later than January 24, 2017.

As detailed in our by-laws, to bring a proposal other than the nomination of a director before an annual meeting, your notice of proposal must include: (1) a brief description of the business you want to bring before the meeting; (2) the reasons for conducting such business at the meeting; (3) your name and address as they appear on our stock records, as well as the name and address of any beneficial owner of the shares; (4) the class and number of shares of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (5) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (6) any material interest you or any beneficial owner may have in the business you want to bring before the meeting; (7) a description of all agreements, arrangements, and understandings between you or any beneficial owner and any other persons (including their names) in connection with the proposal of the business; and (8) any other information regarding you or any beneficial owner that would be required under the SEC's proxy rules and regulations.

How do I recommend a director nominee?

If you wish to recommend a nominee for director for the 2017 Annual Meeting, our Corporate Secretary must receive your written nomination on or before January 24, 2017. You should submit your proposal to our Corporate Secretary at our address on the cover of this Proxy Statement. As detailed in our by-laws, for a nomination to be properly brought before an annual meeting, your notice of nomination must include: (1) your name and address, as well as the name and address of any beneficial owner of the shares, and the name and address of the nominee; (2) the class and number of shares of SPX stock owned beneficially and of record by you and any beneficial owner as of the date of the notice (which information must be supplemented as of the record date); (3) a description of certain agreements, arrangements, or understandings entered into by you or any beneficial owner with respect to the shares (which information must be supplemented as of the record date); (4) a statement that you are a record holder of SPX shares entitled to vote at the meeting and that you plan to appear in person or by proxy at the meeting to make the nomination; (5) a description of all arrangements or understandings between you and any other persons pursuant to which you are making the nomination; (6) any other information regarding you, any beneficial owner, or the nominee that the rules of the SEC require to be included in a proxy statement; (7) the nominee's agreement to serve as a director if elected; and (8) a statement as to whether each nominee, if elected, intends to tender, promptly following his or her election or re-election, an irrevocable resignation effective upon his or her failure to receive the required vote for re-election at the next meeting at which he or she would face re-election and the acceptance of such resignation by the Board of Directors, in accordance with our Corporate Governance Guidelines. In addition, any director nominee must provide information we may reasonably request in order for us to determine the eligibility of such nominee to serve as an independent director.

SPX CORPORATION
EXECUTIVE ANNUAL BONUS PLAN

SPX Corporation, a Delaware corporation, adopts the SPX Corporation Executive Annual Bonus Plan (the "Plan") for the purpose enhancing the Company's ability to attract and retain highly qualified executives and to provide additional financial incentives to such executives to promote the success of the Company and its subsidiaries. Remuneration payable under the Plan is intended to constitute "qualified performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, and Section 1.162-27 of the Treasury Regulations promulgated thereunder, and the Plan shall be construed consistently with such intention.

    1.   ***Definitions.***   As used herein, the following terms shall have the respective meanings indicated:

    (a)   "Board" shall mean the Board of Directors of the Company.

    (b)   "Code" shall mean the Internal Revenue Code of 1986, as amended, or the corresponding provisions of any subsequent federal internal revenue law.

    (c)   "Committee" shall mean the Compensation Committee of the Board or such other committee appointed by the Board to administer the Plan that is comprised of not less than two directors of the Company, each of whom shall qualify in all respects as an "outside director" within the meaning of Section 162(m) of the Code and Section 1.162-27(e)(3) of the Regulations.

    (d)   "Company" shall mean SPX Corporation, a Delaware corporation.

    (e)   "Eligible Executive" shall mean the Company's Chief Executive Officer, each other executive officer of the Company, and each other employee that the Committee determines, in its discretion, is or may be a "covered employee" of the Company within the meaning of Section 162(m) of the Code and Section 1.162-27(c)(2) of the Regulations.

    (f)   "Incentive Bonus" shall mean, for each Participant, an annual bonus to be paid in the amount determined by the Committee pursuant to Section 6 below.

    (g)   "Maximum Potential Incentive Bonus" shall mean, with respect to any Participant for any fiscal year, $4,000,000.

    (h)   "Participant" means, with respect to any fiscal year, an Eligible Executive who is eligible to participate in the Plan for such fiscal year in accordance with Section 3.

    (i)   "Performance Goal(s)" means the level or levels of Performance Measures established by the Committee for a fiscal year.

    (j)   "Performance Measures" means, with respect to any fiscal year, one or more of the following, which may be expressed with respect to the Company or one or more operating units or groups, as the Committee may determine: cash flow; cash flow from operations; total earnings; earnings per share, diluted or basic; earnings per share from continuing operations, diluted or basic; earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings from operations; net asset turnover; inventory turnover; capital expenditures; net earnings; operating earnings; gross or operating margin; debt; working capital; return on equity; return on net assets; return on total assets; return on capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; debt reduction; productivity; delivery performance; safety record; stock price; and total stockholder return. Performance goals may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years or related to other companies or indices or as ratios expressing relationships between two or more performance goals. The Committee shall provide how any Performance Measure shall be adjusted to the extent necessary to prevent dilution or enlargement of any award as a result of extraordinary events or circumstances, as determined by the Committee, or to exclude the effects of extraordinary, unusual, or non-recurring items; changes in applicable laws, regulations, or accounting principles; currency fluctuations; discontinued operations; non-cash items, such as amortization, depreciation, or reserves; asset impairment; or any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spin-off, split-up, combination, liquidation, dissolution, sale of assets, or other similar corporation transaction; provided, however, that no such adjustment will be made if the effect of such adjustment would cause an award to fail to qualify as performance-based compensation within the meaning of Code Section 162(m).

(k)   "Regulations" shall mean the Treasury Regulations promulgated under the Code, as amended from time to time.

2.   ***Administration of the Plan.***   The Plan shall be administered by the Committee, which shall have full power and authority to construe, interpret and administer the Plan and shall have the exclusive right to establish, adjust, pay or decline to pay an Incentive Bonus for each Participant. Such power and authority shall include the right to exercise discretion to reduce by any amount the Incentive Bonus payable to any Participant; provided, however, that the exercise of such discretion with respect to any Participant shall not have the effect of increasing the Incentive Bonus that is payable to any other Participant. Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, its subsidiaries, any Participant and any person claiming any benefit or right under the Plan.

3.   ***Eligibility.***   All Eligible Executives shall be Participants in the Plan unless the Committee, in its sole and absolute discretion, designates that an Eligible Executive shall not be eligible for participation in the Plan for a fiscal year.

4.   ***Awards.***   Not later than the 90th day of each fiscal year of the Company, the Committee shall designate, in writing, the Performance Goal(s) to be attained for each Participant for such fiscal year based on one or more Performance Measures, and the payout schedule detailing the total amount which may be available for payout to each Participant based upon the relative level of attainment of the Performance Goal(s).

5.   ***Committee Certification.***   As soon as reasonably practicable after the end of each fiscal year of the Company, but in no event later than March 15 following the end of such fiscal year, the Committee shall certify, in writing, (i) whether and to what extent the Performance Goal(s) for the fiscal year were satisfied, and (ii) the amount available for each Participant's Incentive Bonus for such fiscal year based upon the payout schedule established under Section 4 for such Participant for the fiscal year.

6.   ***Payment of Incentive Bonuses.***   The amount of the Incentive Bonus actually paid to a Participant for a fiscal year shall be such amount as determined by the Committee in its sole discretion, including zero, provided that the actual Incentive Bonus paid shall not exceed the amount determined as payable by the Committee under Section 5 for the fiscal year or the Maximum Potential Incentive Bonus. Incentive Bonuses shall be paid in cash at such times and on such terms as are determined by the Committee in its sole and absolute discretion, but in no event later than March 15 following the fiscal year to which such Incentive Bonus relates. To the extent provided by the Committee, in its sole discretion, the annual Incentive Bonus may be paid in the form of shares of Company common stock under a shareholder-approved stock plan of the Company, or may be deferred under a nonqualified deferred compensation program maintained by the Company, subject to the terms and conditions of such plan or program.

7.   ***No Right to Bonus or Continued Employment.***   Neither the establishment of the Plan, the provision for or payment of any amounts hereunder, nor any action of the Company, the Board or the Committee with respect to the Plan shall be held or construed to confer upon any person (a) any legal right to receive, or any interest in, an Incentive Bonus or any other benefit under the Plan or (b) any legal right to continue to serve as an officer or employee of the Company or any subsidiary or affiliate of the Company. The Company expressly reserves any and all rights to discharge any Participant without incurring liability to any person under the Plan or otherwise. Notwithstanding any other provision hereof and notwithstanding the fact that the stated Performance Goal has been achieved or the individual Incentive Bonus amounts have been determined, the Company shall have no obligation to pay any Incentive Bonus hereunder unless the Committee otherwise expressly provides by written contract or other written commitment.

8.   ***Withholding.***   The Company shall have the right to withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy any applicable federal, state, local or foreign withholding tax requirements imposed with respect to the payment of any Incentive Bonus.

9.   ***Nontransferability.***   Except as expressly provided by the Committee, the rights and benefits under the Plan are personal to the Participant and shall not be subject to any voluntary or involuntary alienation, assignment, pledge, transfer or other disposition.

10.   **_Unfunded Plan._**   The Company shall have no obligation to reserve or otherwise fund in advance any amounts that are or may in the future become payable under the Plan. Any funds that the Company, acting in its sole and absolute discretion, determines to reserve for future payments under the Plan may be commingled with other funds of the Company and need not in any way be segregated from other assets or funds held by the Company. A Participant's rights to payment under the Plan shall be limited to those of a general creditor of the Company.

11.   **_Repayment/Forfeiture of Incentive Bonus._**   If the Company, as a result of misconduct, is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, then (a) any Participant whose Incentive Bonus is subject to automatic forfeiture due to such misconduct and restatement under Section 304 of the Sarbanes-Oxley Act of 2002, and (b) any Participant who the Committee determines either knowingly engaged in or failed to prevent the misconduct, or whose actions or in actions with respect to the misconduct and restatement constituted gross negligence, shall be required to reimburse the Company the amount of any payment of any Incentive Bonus earned or accrued during the twelve month period following the first public issuance or filing with the SEC (whichever first occurred) of the financial document embodying such financial reporting requirement. To the extent such Incentive Bonus was deferred under a nonqualified deferred compensation plan maintained by the Company rather than paid to the Participant, the amount of bonus deferred (and any earnings thereon) shall be forfeited.

12.   **_Adoption, Amendment, Suspension and Termination of the Plan._**

(a)   Subject to the approval of the Plan by the Company's stockholders, the Plan shall be effective for the fiscal year of the Company commencing January 1, 2006 and shall continue in effect until terminated as provided below. Upon such approval of the Plan by the Company's stockholders, all Incentive Bonuses awarded under the Plan on or after January 1, 2006 shall be fully effective as if the stockholders had approved the Plan on or before January 1, 2006. If the Plan is not approved by stockholders at the Company's 2006 Annual Meeting of Stockholders, the Plan and any awards granted under the Plan shall be null and void and of no effect.

(b)   Subject to the limitations set forth in paragraph (c) below, the Board may at any time suspend or terminate the Plan and may amend it from time to time in such respects as the Board may deem advisable, subject to any requirement for stockholder approval imposed by applicable law, including Section 162(m) of the Code.

(c)   No amendment, suspension or termination of the Plan shall, without the consent of the person affected thereby, materially, adversely alter or impair any rights or obligations under any Incentive Bonus previously awarded under the Plan.

13.   **_Governing Law._**   The validity, interpretation and effect of the Plan, and the rights of all persons hereunder, shall be governed by and determined in accordance with the laws of the State of Delaware, other than the choice of law rules thereof.



13320-A Ballantyne Corporate Place • Charlotte, NC 28277 • USA
980-474-3700 • www.spx.com